best part is our people.


batteries
PRICE PER QUART 1.12
Advance Auto Parts

2001 Annual Report   Advance Auto Parts

Contents



Discount
Auto Parts
Discount Auto Parts




Vermont 2
Massachusetts 20
New Jersey 21
California 1
Puerto Rico 37
Virgin Islands 2

Advance Auto Parts, Inc. is the second-largest auto parts retailer in the United States. We ended our 2001 fiscal year on December 29, 2001 with 2,484 stores in 38 states, Puerto Rico, and the Virgin Islands.

We experienced substantial growth during 2001. The most dramatic indication was the increase in the number of stores we operate. We increased the number of stores we operate by 43.7%, adding 755 net new stores. As a result of our expansion from both new store openings and strategic acquisitions, we are the largest specialty retailer of automotive products in a majority of the states where we do business, as measured by stores in operation.

What makes an Advance Auto Parts store unique? Why are more and more do-it-yourselfers and professional installers choosing us despite the many alternatives available? Once you have visited one of our stores, you'll know. It's the broad selection of products. It's the store full of value prices. But more than anything else, the best part is our people.



Financial Highlights

The best part is our people

We believe Advance Auto Parts has the best team in the automotive aftermarket. Whether in our stores or behind the scenes, we work as a team to provide our customers the highest level of customer service, broad product selection, excellent value prices, and conveniently located stores.

Our first priority is outstanding customer service. Whether our customers are replacing their engine, brakes, or just an oil filter, our team members are there to make sure they not only have quality parts, but also knowledgeable and friendly advice to make sure the job is done right the first time. We do whatever it takes to build lasting relationships with our customers.

By focusing on our customers, our team achieved strong results this year:

	2001	2000	Increase
Sales *(In thousands)*	$ 2,517,639	$ 2,288,022	**10.0%**
Comparable Store Sales	6.2%	4.4%	
Operating Income* *(In thousands)*	$ 123,770	$ 92,789	**33.4%**
Operating Margin	4.9%	4.1%	
EBITDA, as adjusted* *(In thousands)*	$ 199,710	$ 161,876	**23.4%**
Income before extraordinary item and cumulative effect of a change in accounting principle *(in thousands)**	$ 38,097	$ 16,626	**129.1%**
Income before extraordinary item and cumulative effect of a change in accounting principle per diluted share*	$ 1.31	$ 0.58	**125.9%**

** 2001 results of operations listed above excludes non-recurring expenses recorded in the fourth quarter of 2001 associated with our supply chain initiatives, the impairment of assets held for sale, merger related restructuring, merger and integration expenses and non-cash stock option compensation expenses. (See accompanying financial statements and related footnotes and management's discussion and analysis of financial condition and results of operations included elsewhere in this report.)*

Sales
(in millions)



$848
$1,221
$2,207
$2,288
$2,518
1997
1998
1999
2000
2001

Comparable Store Sales
(in percentages)



5.7
7.8
10.3
4.4
6.2
1997
1998
1999
2000
2001

Gross Profit*
(in millions)



$324
$455
$803
$896
$1,076
1997
1998
1999
2000
2001

EBITDA, as adjusted*
(in millions)



$68
$93
$122
$162
$200
1997
1998
1999
2000
2001


Advance Auto Parts!
Advance
Auto Parts

Tommy Garth, Customer Service Tommy came to Advance Auto Parts with five years experience as a mechanic. He now uses that practical experience to help customers determine their vehicle's problem – and then makes sure they have all the necessary parts to fix it. He often knows the insider tips that make the job easier. Tommy's loved cars since he was five years old – and our customers love Tommy.

Stockholders' Letter



Jim Wade, President and Chief Financial Officer — Larry Castellani, Chief Executive Officer

It's indeed a privilege to share our first annual report as a public company with you, our stockholders. We truly believe that "The Best Part Is Our People," and you will see that they have accomplished much on your behalf this year.

Our team members are on the front lines every day implementing our formula for success. This consists of the highest level of customer service, a broad selection of quality parts and products at value prices, conveniently located stores, an efficient supply chain and leading edge technology.

Working together, our team members served well over 100 million satisfied customers and produced strong financial results during 2001.

These included:

- Growing comparable store sales 6.2 percent for the year on top of 4.4 percent in 2000.
- Generating total sales of more than $2.5 billion, rising 10 percent.
- Expanding our operating margins 80 basis points for the year, before one-time expenses, to 4.9 percent from 4.1 percent last year.
- Achieving earnings per share of $1.31, before one-time items, compared to $0.58 the prior year, an increase of 125.9 percent.

One of the most exciting events for all of us at Advance Auto Parts took place on November 29, 2001, when our common stock began trading on the New York Stock Exchange. Our Chairman of the Board, Nick Taubman, placed the first trade as we watched "AAP" cross the ticker tape for the first time. At the end of that day, the market value of the company was more than $1.3 billion.

To enhance our already strong position as the second-largest automotive retailer in the United States, we completed two acquisitions in 2001. The largest and most strategic acquisition was completed on November 28, 2001 when we acquired the 671-store Discount Auto Parts chain. These stores, located in Florida, Georgia, Louisiana, Mississippi, Alabama, and South Carolina, reinforce our existing network of stores in the Southeast. We now have the leading market position, based on store count, in the Southeast, which is one of the strongest and fastest growing DIY markets in the country.

On April 23, 2001 Advance Auto Parts acquired the assets of Carport Auto Parts, Inc., a regional retailer with stores in Alabama and Mississippi. Within three months, our team had fully converted the [illegible] Carport stores into Advance Auto Parts stores. From the date of their conversion at the first of July until the end of the year these stores produced a 27 percent increase in sales.

We are pleased to welcome the Discount Auto Parts and Carport Auto Parts team members into our family. As members of the same team, we will continue to offer our customers the very highest levels of service, quality and value.

Our accomplishments for 2001 are just the beginning. As we move into 2002, the automotive aftermarket continues to show prolonged strength as more miles are being driven, vehicles are getting older and the vehicle population is growing. With this strength in our market, we are focused on three key initiatives: expanding operating margins, increasing our return on invested capital and integrating Discount Auto Parts.

The integration of Discount Auto Parts is on track. Our experienced acquisition team is executing its proven integration plan. And the Discount Auto Parts team members are fully committed to making the transformation a success.

The conversion of Discount Auto Parts stores into the Advance Auto Parts store-format should be completed by the end of fiscal 2002 in markets where we already have stores. The new Florida markets are expected to have their inventory, supply chain support and in-store systems converted in 2002. These stores will be converted to the Advance Auto Parts format beginning in the fourth quarter of 2002 and continue market-by-market over the next 3 years.

We are focusing on increasing the profitability of our stores by taking the following steps:

- Producing strong comparable stores sales.
- Opening 100 to 125 new stores in existing markets that meet our increased after-tax return on investment target.
- Continuing to develop and launch exciting merchandising and marketing initiatives, including the full roll-out of category management.
- Enhancing the efficiency of our supply chain.
- Rolling out our proprietary state-of-the-art electronic parts catalog to all stores.

In summary, 2002 will be a year where we will implement initiatives to serve our customers better and focus on increasing operating margins and return on invested capital.

At this time, we would like to thank all our customers for their business, our stockholders for your support, and our team members who continue to produce strong results.

Jim Wade
President and Chief Financial Officer

Larry Castellani
Chief Executive Officer



Advance Auto Parts History

Like many great companies, Advance Auto Parts was the dream of one person that was expanded and improved upon by others. Arthur Taubman began the company in 1932 when he purchased three home and auto supply stores in Roanoke and Lynchburg, Virginia. By the time of his retirement in 1969, there were 54 "Advance Stores."

But Arthur Taubman created a legacy that went far beyond the leadership required to grow the business. He had shaped a company culture that was built on four principles we observe to this day:

- Provide a good value to the customer.
- Give the customer a reason to return by providing good service and quality products.
- Develop a solid reputation of honesty and integrity.
- Treat employees with love and respect – like family.

These ideals were a formative influence on Arthur Taubman's son Nick, who became President of the company at the age of 34 in 1969 and Chief Executive Officer in 1985. He made a number of decisions which were to have an extraordinary impact on the future of the business. He decided to stop selling appliances and other home items and concentrate on the core business of auto parts, and changed the company's name to Advance Auto Parts. He also reinforced our commitment that people are the top priority. "At the end of the day, it is the people that matter," he said.

In 1985, Garnett Smith was named President and Chief Operating Officer. He had risen through the ranks, beginning as a salesperson in 1959 at our Pulaski, Virginia store and becoming head of purchasing for the company before reaching the top post of Chief Executive Officer in 1997. Under his leadership, the company grew from 100 stores in 1985 to more than 1,600 at his retirement in 2000. In 1998, we completed a successful recapitalization led by Freeman, Spogli & Co. and secured our position as the second-largest retailers in the automotive aftermarket with the acquisition of the Western Auto Supply Company. This acquisition alone almost doubled the number of stores we operated and expanded our trade area by 20 new states in the Midwest and Northeast. Within eleven months, six months ahead of schedule, we converted 545 stores into Advance Auto Parts Stores.

In February, 2000 our Chief Executive Officer, Larry Castellani, joined our company from Royal Ahold. With a background in the supermarket industry, including being Chief Executive Officer of Tops Friendly Markets, Larry is focused on expanding operating margins and increasing the number of customers we



Arthur Taubman,
Founder & President, 1932 to 1969

Nick Taubman,
President, 1969 to 1984
Chief Executive Officer, 1985 to 1997

Garnett Smith,
President, 1985 to 1999
Chief Executive Officer, 1997 to 2000



Paul Klasing,
Executive Vice President
Merchandising & Marketing

Bob Hedrick,
Senior Vice President
Human Resources

Jim Wade,
President and Chief
Financial Officer

Larry Castellani,
Chief Executive Officer

David Reid,
Executive Vice President and
Chief Operating Officer

serve at each of our stores.

In addition to Larry Castellani, our executive committee consists of Jim Wade, David Reid, Paul Klasing, and Bob Hedrick with over 113 years combined experience in the retail industry and 34 years with the company, our management team has the experience, confidence and vision to enhance profitability and increase customer satisfaction.

Throughout our history, our leaders have always proclaimed a consistent message. "The best part is our people." We have been fortunate that our growth was orchestrated, by visionaries who exemplified those words. Because of this strong foundation of leadership, today the company is poised for continued growth and enhanced financial performance.



Linda Wood, Store Manager, Charlottesville, Virginia When you come into the Charlottesville store, Linda makes sure you get a friendly greeting and excellent customer service. Under Linda's leadership, the 23 team members at that store focus on providing outstanding customer service, as well as maintaining the stores GOLD standard.



At Advance Auto Parts, our stores are clean, eye-catching, easily navigated, stocked with a broad selection of parts and products, and staffed with people who truly care about the customer. That's why you'll hear Advance Auto Parts team members speak with such pride about our stores.

Come into an Advance Auto Parts store, and it will look like it just opened, though it may have been open for quite some time. That's because we've set the GOLD (Grand Opening Look Daily) standard for each of our locations. It's about providing our customers with an attractive, clean, organized and clutter-free environment. It's about displaying merchandise attractively, so it can be easily found, and making sure that prices are prominently visible. Furthermore, it's about displaying signage that tells our customers what we're all about as a company.

We are now introducing an exciting new tool to help our team members give our customers a valuable new reason to visit our store. It's called APAL (Advance Parts and Accessories Lookup), and it's now being rolled out to all of our stores. APAL is a new Windows® based electronic parts catalog of hundreds of thousands of parts that includes pictures, installation tips, and more, all of which can be printed for the customer to take for reference. With a keystroke it also shows the customer everything that will be needed to complete the job right the first time– no more running back to the store for forgotten clamps or gaskets.

Of course, the best part of our stores is the friendly and knowledgeable team members who work there. They love cars and trucks, and they communicate their enthusiasm to our customers in everything they do. We receive letter after letter from grateful people who have experienced our customer-first philosophy firsthand. They rave about our team members who went out of their way to deliver a part to a stranded motorist or who installed batteries even in the pouring rain.

Customer service is at the forefront of everything we do. Part of that service comes from the heart of good people we are fortunate to have on our team. And part comes from formal training programs that we make a high priority. We train our people on customer service, parts knowledge, selling skills, store operations, and personnel issues.

continued on next page


SPLASH GUARDS
MIRRORS
low prices
PAINT
LOW PRICES

continued from previous page

Customer service is at the heart of our corporate culture. Our headquarters staff listens to the real-world concerns that our store personnel have, and make changes that improve our service and operations. For example, this year we opened our Customer Contact Center, so that stores get prompt attention to their questions. No longer would they have to leave a message and wait for a return call; now they speak to a real person committed to giving them an answer right now. So they can serve our customers better right now.

Serving customers is what Discount Auto Parts is all about. Discount Auto Parts, which was acquired by us in November 2001, has a similar people-first philosophy ("First build the team, then the team will build the business").

Discount Auto Parts was founded in 1971 by Herman Fontaine and his sons Denis and Peter, with a single 800-square-foot store in Eloise, Florida. Since its inception, Discount Auto Parts grew under the Fontaine family leadership. Today it's the leader in the Florida market, with 437 stores and approximately 6,000 team members.

Members of the Discount Auto Parts team are excited about the joining the Advance Auto Parts team, particularly because of the added personal growth opportunities. Also, the team members will be able to say "Yes" to their customers more often as Discount Auto Parts' in-store product selection will increase to as many as 21,000 SKUs, with an additional 105,000 SKUs available through our PDQ® distribution system.

Discount Auto Parts has always focused on "Developing Customers for a Lifetime" by providing those things that keep customers coming back: superior customer service, convenient and accessible locations, broad product selection, and competitive pricing.

Since Florida is one of the fastest-growing states in the country, and is third in the nation in total number of cars and light trucks registered, it is a strategic market for future growth. We are proud to be affiliated with Discount Auto Parts and its dedicated employees. We're confident that they will prove to customers throughout Florida that "The best part is our people."


ST, FREE
ILATION*

Anthony Weatherly, Senior Vice President, Store Operations - South

Don Lockard Jr., Senior Vice President, Store Operations - West

Ken Wirth, Senior Vice President, Store Operations - Northeast

Conley Kyle, Senior Vice President, Store Operations - Midwest

Kurt Schumacher, Senior Vice President, Store Operations – Florida


Advance Auto Parts
259

Supply Chain

Getting our customers the products they want when they want them is the mission of our supply chain. Each of our stores offers our customers up to 21,000 items on the shelves – with an additional 105,000 available the same or next day through our PDQ network.

We offer one of the largest product selections of brand name and private label automotive parts, accessories and maintenance items in the automotive aftermarket industry. But, what gives us the true competitive advantage is that those 105,000 hard-to-find items are delivered to our stores seven days a week on a same or next day basis. Customers can come in on Friday and have a hard-to-find product in their hands, ready to install on Saturday.

Our supply chain consists of talented professionals in three responsive and fully integrated teams: merchandising, replenishment, and logistics.

Product quality drives our merchandising decisions. Our merchandising team is committed to buying our products from proven quality suppliers. We travel around the globe to be assured that our suppliers' manufacturing procedures measure up to our standards. We offer both the name brands that consumers know and trust as well as a selection of high quality private label products that can be offered to our customers at a substantial value. By implementing a best-in-class process, we assure that our product selection is designed to meet our customers' needs and is priced at a substantial value. Our merchandising team continues to develop and roll out exciting initiatives including category management and custom mix.

We've significantly enhanced customer satisfaction by making sure seasonal and promotional items are in plentiful supply when customers enter the store. Because of our state-of-the-art systems, we can easily and effectively manage the inventory in more than 2,400 locations and 125,000 SKUs. In 2002, we will begin rolling-out customized product selection to each of our stores further leveraging our inventory assets.

With the addition of Discount Auto Parts, we now have eight distribution centers, nine PDQ® (Parts Delivered Quickly) warehouses, and one Master PDQ® facility. These centers will support both current and projected growth for the next several years. We stock products in each of the centers based on historical sales volume for existing items, and vehicle registration data for new items.

Our transportation team ensures that we utilize our fleet of trucks efficiently for both inbound and outbound deliveries to achieve industry best practices.

Robert Bannister, Receiving Clerk *Robert receives shipments from our vendors, making sure those needed immediately get into inventory. Robert says that it's the people who make working at Advance Auto Parts special. "I wouldn't stay somewhere if I wasn't happy," he said. "That's the kind of person


HOMESTEAD
RECEIVING
A 38


Delaware, OH
Salina, KS
Salem, VA
Smithfield, NC

In summary, our supply chain is being driven by best-in-class technology and dedicated team members. All this preparation is done so that our people can say to any customer who enters the store "Sure, we've got that."



Junior Word, Manager, Free Service Tire Store and Todd Hoel, Commercial Parts Pro "Advance Auto Parts is our number one parts supplier," said Junior Word, Manager of Free Service Tire Store, a Tennessee-based chain. "They're our first call, and Todd does a great job for me." Todd Hoel, who knows that commercial parts sales is a competitive business, said, "We're always looking to see what we can do to serve our commercial customers better."


PDQ

Although serving our do-it-yourself customers is our primary business, Advance Auto Parts has always had tremendous respect for professional installers and the $62 billion market they represent. In 1996, we launched our commercial delivery program to serve these dedicated pros.

We currently provide this service in about 1,[illegible] of our stores. This incremental business leverages our inventory and investment in our stores.

Once again our team members make all the difference. Commercial customers know their staff, demand straight talk, and have the opportunity to purchase from a number of parts suppliers. In order for Advance Auto Parts to grow this business, our people had to establish personal relationships with commercial customers and gain their trust by knowing their business and delivering on their promises.

We've done just that, and the numbers show it. In 1998, our commercial delivery business counted for 8.8 percent of our total sales. In just three years, we have grown that to more than 14 percent of our volume (excluding Discount Auto Parts). We have developed this business by finding ways to better serve our customers, such as:

- Delivering customer orders quickly.
- Offering a broad selection of quality brand parts from some of the leading aftermarket names, including Monroe, Bendix, Purolator, Autolite and GP Sorenson.
- Developing a commercial sales force that is dedicated to the commercial market.
- Accessing more than 105,000 SKU's on a same-day or next-day basis through our network of PDQ® (Parts Delivered Quickly) warehouses.

One of the specific reasons we're winning the hearts of commercial customers is our ability to deliver parts that are often hard to find. Not only do we have them, but we can get them in our customer's hand sooner, which is a huge advantage for our team. In addition, these professionals know and demand quality. The cost to fix a mistake – not just to their profitability but to their reputation – is enormous. We offer them brand name parts, and they appreciate the difference.

Discount Auto Parts launched a program called "Pro2Call" in [illegible], and this program represents approximately [illegible] of their sales. We are looking to incorporate the best of our two programs, extending our commitment to the professional installer and continuing to grow this segment of our business during the coming year.

Report of Independent Public Accountants

To the Board of Directors and Stockholders of Advance Auto Parts, Inc.:

We have audited the accompanying consolidated balance sheets of Advance Auto Parts, Inc. (a Delaware company) and subsidiaries (the Company), as of December 29, 2001, and December 30, 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 29, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advance Auto Parts, Inc. and subsidiaries as of December 29, 2001, and December 30, 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 29, 2001, in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the financial statements, effective December 31, 2000, the Company changed its method of accounting for certain cooperative advertising funds.

ARTHUR ANDERSEN LLP
Greensboro, North Carolina,
March 5, 2002.

Advance Auto Parts, Inc. and Subsidiaries

Consolidated Balance Sheets

December 29, 2001 and December 30, 2000

(in thousands, except per share data)	December 29, 2001	December 30, 2000
Assets		
Current assets:		
Cash and cash equivalents	$ 18,117	$ 18,009
Receivables, net	93,704	80,578
Inventories, net	982,000	788,914
Other current assets	42,027	10,274
Total current assets	1,135,848	897,775
Property and equipment, net	711,282	410,960
Assets held for sale	60,512	25,077
Other assets, net	42,973	22,548
	$ 1,950,615	$ 1,356,360
Liabilities and Stockholders' Equity		
Current liabilities:		
Bank overdrafts	$ 34,748	$ 13,599
Current portion of long-term debt	23,715	9,985
Accounts payable	429,041	387,852
Accrued expenses	176,218	124,962
Other current liabilities	30,027	42,794
Total current liabilities	693,749	579,192
Long-term debt	932,022	576,964
Other long-term liabilities	36,273	43,933
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, nonvoting, $0.0001 par value, 10,000 shares authorized; no shares issued or outstanding	-	-
Common stock, voting, $0.0001 par value; 100,000 shares authorized; 32,692 and 28,289 issued and outstanding	3	3
Additional paid-in capital	496,538	375,209
Stockholder subscription receivables	(2,676)	(2,364)
Accumulated deficit	(205,294)	(216,577)
Total stockholders' equity	288,571	156,271
	$ 1,950,615	$ 1,356,360

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Operations

For the Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

(in thousands, except per share data)	2001	2000	1999
Net sales	$ 2,517,639	$ 2,288,022	$ 2,206,945
Cost of sales, including purchasing and warehousing costs	1,441,613	1,392,127	1,404,113
Expenses associated with supply chain initiatives	9,099	-	-
Gross profit	1,066,927	895,895	802,832
Selling, general and administrative expenses	947,531	801,521	740,481
Expenses associated with supply chain initiatives	1,394	-	-
Impairment of assets held for sale	12,300	856	-
Expenses associated with merger-related restructuring	3,719	-	-
Expenses associated with merger and integration	1,135	-	41,034
Non-cash stock option compensation expense	11,735	729	1,082
Operating income	89,113	92,789	20,235
Other, net:			
Interest expense	61,895	66,640	62,792
Other income, net	1,283	1,012	4,647
Total other expense, net	60,612	65,628	58,145
Income (loss) before provision (benefit) for income taxes, extraordinary items, and cumulative effect of a change in accounting principle	28,501	27,161	(37,910)
Provision (benefit) for income taxes	11,312	10,535	(12,584)
Income (loss) before extraordinary items and cumulative effect of a change in accounting principle	17,189	16,626	(25,326)
Extraordinary items, (loss) gain on debt extinguishment, net of $2,424 and ($1,759) income taxes, respectively	(3,682)	2,933	-
Cumulative effect of a change in accounting principle, net of $1,360 income taxes	(2,065)	-	-
Net income (loss)	$ 11,442	$ 19,559	$ (25,326)
Net income (loss) per basic share from:			
Income (loss) before extraordinary items and cumulative effect of a change in accounting principle	$ 0.60	$ 0.59	$ (0.90)
Extraordinary items, (loss) gain on debt extinguishment	(0.13)	0.10	-
Cumulative effect of a change in accounting principle	(0.07)	-	-
	$ 0.40	$ 0.69	$ (0.90)
Net income (loss) per diluted share from:			
Income (loss) before extraordinary items and cumulative effect of a change in accounting principle	$ 0.59	$ 0.58	$ (0.90)
Extraordinary items, (loss) gain on debt extinguishment	(0.13)	0.10	-
Cumulative effect of a change in accounting principle	(0.07)	-	-
	$ 0.39	$ 0.68	$ (0.90)
Average common shares outstanding	28,637	28,296	28,269
Dilutive effect of stock options	521	315	-
Average common shares outstanding - assuming dilution	29,158	28,611	28,269

The accompanying notes to consolidated financial statements are an integral part of these statements.

Advance Auto Parts, Inc. and Subsidiaries

Consolidated Statements of Operations (continued)

For the Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

(in thousands, except per share data)	2001	2000	1999
Pro forma effect of change in accounting principle:			
Income (loss) before extraordinary items and cumulative effect of a change in accounting principle	$ 17,189	$ 16,391	$ (25,776)
Per basic share	$ 0.60	$ 0.58	$ (0.91)
Per diluted share	$ 0.59	$ 0.57	$ (0.91)
Net income (loss)	$ 13,507	$ 19,324	$ (25,776)
Per basic share	$ 0.47	$ 0.68	$ (0.91)
Per diluted share	$ 0.46	$ 0.68	$ (0.91)

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Stockholders' Equity

For the Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

	Preferred Stock		Common Stock		Additional Paid-in	Stockholder Subscription	Accumulated	Total Stockholders'
(in thousands)	Shares	Amount	Shares	Amount	Capital	Receivables	Deficit	Equity
Balance, January 2, 1999	-	$ -	28,262	$ 3	$ 371,580	$ (2,526)	$(209,966)	$ 159,091
Net loss	-	-	-	-	-	-	(25,326)	(25,326)
Non-cash stock option compensation expense	-	-	-	-	1,082	-	-	1,082
Other	-	-	(118)	-	(908)	518	(503)	(893)
Balance, January 1, 2000	-	-	28,144	3	371,754	(2,008)	(235,795)	133,954
Net income	-	-	-	-	-	-	19,559	19,559
Non-cash stock option compensation expense	-	-	-	-	729	-	-	729
Other	-	-	145	-	2,726	(356)	(341)	2,029
Balance, December 30, 2000	-	-	28,289	3	375,209	(2,364)	(216,577)	156,271
Net income	-	-	-	-	-	-	11,442	11,442
Discount acquisition (Note 3)	-	-	4,310	-	107,129	-	-	107,129
Non-cash stock option compensation expense	-	-	-	-	11,735	-	-	11,735
Other	-	-	93	-	2,465	(312)	(159)	1,994
Balance, December 29, 2001	-	$ -	32,692	$ 3	$ 496,538	$ (2,676)	$(205,294)	$ 288,571

The accompanying notes to consolidated financial statements are an integral part of these statements.

Advance Auto Parts, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

(in thousands)	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 11,442	$ 19,559	$ (25,326)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	71,231	66,826	58,147
Amortization of stock option compensation	11,735	729	1,082
Amortization of deferred debt issuance costs	3,121	3,276	3,478
Amortization of bond discount	11,468	9,853	8,700
Amortization of interest on capital lease obligation	-	42	201
Extraordinary loss (gain) on extinguishment of debt, net of tax	3,682	(2,933)	-
Cumulative effect of a change in accounting principle, net of tax	2,065	-	-
Losses on sales of property and equipment, net	2,027	885	119
Impairment of assets held for sale	12,300	856	-
Provision (benefit) for deferred income taxes	(3,023)	683	(12,650)
Net decrease (increase) in:			
Receivables, net	3,073	19,676	(8,128)
Inventories	13,101	(39,467)	(23,090)
Other assets	172	14,921	(4,817)
Net increase (decrease) in:			
Accounts payable	(17,663)	46,664	(5,721)
Accrued expenses	(5,106)	(29,540)	(21,958)
Other liabilities	(16,089)	(8,079)	8,987
Net cash provided by (used in) operating activities	103,536	103,951	(20,976)
Cash flows from investing activities:			
Purchases of property and equipment	(63,695)	(70,566)	(105,017)
Proceeds from sales of property and equipment and assets held for sale	2,640	5,626	3,130
Acquisition of businesses, net of cash acquired	(389,953)	-	(13,028)
Other	-	-	1,091
Net cash used in investing activities	(451,008)	(64,940)	(113,824)
Cash flows from financing activities:			
Increase (decrease) in bank overdrafts	5,679	1,884	(8,688)
Borrowings (repayments) under notes payable	(784)	784	-
Proceeds from the issuance of subordinated notes	185,604	-	-
Early extinguishment of debt	(270,299)	(24,990)	-
Borrowings under credit facilities	697,500	278,100	465,000
Payments on credit facilities	(254,701)	(306,100)	(339,500)
Payment of debt issuance costs	(17,984)	-	(972)
(Repurchases of) proceeds from stock transactions under subscription plan	(550)	1,602	423
Proceeds from exercise of stock options	2,381	-	-
Other	734	5,141	4,999
Net cash provided by (used in) financing activities	347,580	(43,579)	121,262
Net increase (decrease) in cash and cash equivalents	108	(4,568)	(13,538)
Cash and cash equivalents, beginning of year	18,009	22,577	36,115
Cash and cash equivalents, end of year	$ 18,117	$ 18,009	$ 22,577

The accompanying notes to consolidated financial statements are an integral part of these statements.

Advance Auto Parts, Inc. and Subsidiaries

Consolidated Statements of Cash Flows *(continued)*

For the Years Ended December 29, 2001, December 30, 2000 and January 1, 2000

(in thousands)	2001	2000	1999
Supplemental cash flow information:			
Interest paid	$ 41,480	$ 51,831	$ 46,264
Income tax refunds (payments), net	(15,452)	6,175	(3,792)
Noncash transactions:			
Issuance of common stock and stock options - Discount acquisition	107,129	-	-
Conversion of capital lease obligation	-	3,509	-
Accrued purchases of property and equipment	10,725	9,299	543
Accrued debt issuances costs	2,156	-	-
Equity transactions under the stockholder subscription and employee stock option plan	411	1,281	1,660
Obligations under capital lease	-	-	3,266

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

December 29, 2001, December 30, 2000 and January 1, 2000

(in thousands, except per share data and per store data)

1. Organization and Description of Business:
On November 28, 2001, Advance Holding Corporation ("Holding") was merged with and into Advance Auto Parts, Inc. ("Advance") with Advance continuing as the surviving entity. Shareholders of Holding received one share of Advance common stock in exchange for each outstanding share of Holding common stock. In addition, separate classes of common stock were eliminated, the par value of each share of common stock and preferred stock was set at $0.0001 and $0.0001 per share, respectively, and 100,000 and 10,000 shares of common stock and preferred stock were authorized, respectively. This transaction was a reorganization among entities under common control and has been treated in a manner similar to a pooling of interests. Accordingly, the accompanying financial statements have been changed to reflect this transaction as if it occurred on January 2, 1999. Advance was created in August 2001 and had no separate operations. Accordingly, the change resulted only in reclassifications between common stock and additional paid-in capital.

Advance and its Subsidiaries (the "Company") maintain a Retail and Wholesale segment within the United States, Puerto Rico and the Virgin Islands. The Retail segment operates 2,484 retail stores under the "Advance Auto Parts", "Western Auto" and "Discount Auto Parts" trade names. The Advance Auto Parts stores offer automotive replacement parts, accessories and maintenance items throughout the Northeastern, Southeastern and Midwestern regions of the United States, with no significant concentration in any specific area. The Western Auto stores, located in Puerto Rico, the Virgin Islands and one Company owned store in California offer certain home and garden merchandise in addition to automotive parts, accessories and service. The Discount Auto Parts stores offer automotive replacement parts, accessories and maintenance items throughout the Southeast portion of the United States. The Wholesale segment consists of the wholesale operations, including distribution services to approximately 470 independent dealers located throughout the United States, primarily operating under the "Western Auto" trade name.

2. Summary of Significant Accounting Policies:

Accounting Period
The Company's fiscal year ends on the Saturday nearest the end of December.

Principles of Consolidation
The consolidated financial statements include the accounts of Advance and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash, Cash Equivalents and Bank Overdrafts
Cash and cash equivalents consist of cash in banks and money market funds. Bank overdrafts include net outstanding checks not yet presented to a bank for settlement.

Vendor Incentives and Change in Accounting Method
The Company receives incentives from vendors related to cooperative advertising allowances, volume rebates and other miscellaneous agreements. Many of the incentives are under long-term agreements (terms in excess of one year), while others are negotiated on an annual basis. Cooperative advertising revenue restricted by our vendors for advertising use only requires us to submit proof of advertising. These restricted cooperative advertising allowances are recognized as a reduction to selling, general and administrative expenses as advertising expenditures are incurred. Unrestricted cooperative advertising revenue (i.e. does not require proof of advertising), rebates and other miscellaneous incentives are earned based on purchases and/or the turn of inventory. The Company records unrestricted cooperative advertising and volume rebates earned as a reduction of inventory and recognizes the incentives as a reduction to cost of sales as the inventory is sold. The Company recognizes the incentives earned related to other incentives as a reduction to cost of sales over the life of the agreement based on the timing of purchases. These incentives are not recorded as reductions to inventory. The amounts earned under long-term arrangements not recorded as reduction of inventory are based on our estimate of total purchases that will be made over the life of the contracts and the amount of incentives that will be earned. The incentives are generally recognized based on the cumulative purchases as a percentage of total estimated purchases over the life of the contract. The Company's margins could be impacted positively or negatively if actual purchases or results differ from our estimates but over the life of the contract would be the same. Short-term incentives are recognized as a reduction to cost of sales over the course of the annual agreement term and are not recorded as reductions to inventory.

Amounts received or receivable from vendors that are not yet earned are reflected as deferred revenue in the accompanying consolidated balance sheets. Management's estimate of the portion of deferred revenue that will be realized within one year of the balance sheet date has been included in other current liabilities in the accompanying consolidated balance sheets. Total deferred revenue is $17,046 and $26,994 at December 29, 2001 and December 30, 2000. Earned amounts that are receivable from vendors are included in receivables, net on the accompanying consolidated balance sheets.

Effective December 31, 2000, the Company changed its method of accounting for unrestricted cooperative advertising funds received from certain vendors to recognize these payments as a reduction to the cost of inventory acquired from these vendors. Previously, these funds were

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

accounted for in the same manner as restricted cooperative advertising allowances. The new method was adopted to better align the reporting of these payments with the Company's and the vendors' use of these payments as reductions to the price of inventory acquired from the vendors. The effect of the change in fiscal 2001 was to increase income from continuing operations by $358. The cumulative effect of retroactive application of the change on the year ended December 29, 2001, was to reduce income before extraordinary item by approximately $2,065, net of $1,360 income tax, or $0.07 per share. The pro forma amounts shown on the statement of operations have been adjusted for the effect of retroactive application of the new method on net income and related income taxes for all periods presented

Preopening Expenses
Preopening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Advertising Costs
The Company expenses advertising costs as incurred. Advertising expense incurred was approximately $56,698, $53,658, and $65,524 in fiscal 2001, 2000 and 1999, respectively.

Merger and Integration Costs
As a result of the Western Merger (Note 4) and the Discount acquisition (Note 3), the Company incurred, and will continue to incur through fiscal 2002 in connection with the Discount acquisition, costs related to, among other things, overlapping administrative functions and store conversions that have been expensed as incurred. These costs are presented as expenses associated with the merger and integration in the accompanying statements of operations.

Warranty Costs
The Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise and services sold under warranty, which are not covered by vendors' warranties, are estimated based on the Company's historical experience and are recorded in the period the product is sold.

Revenue Recognition and Trade Receivables
The Company recognizes merchandise revenue at the point of sale to a retail customer and point of shipment to a wholesale customer, while service revenue is recognized upon performance of service. The majority of sales are made for cash; however, the Company extends credit to certain commercial customers through a third-party provider of private label credit cards. Receivables under the private label credit card program are transferred to the third-party provider on a limited recourse basis. The Company provides an allowance for doubtful accounts on receivables sold with recourse based upon factors related to credit risk of specific customers, historical trends and other information. This arrangement is accounted for as a secured borrowing. Receivables and the related secured borrowings under the private label credit card were $16,400 and $15,666 at December 29, 2001 and December 30, 2000, respectively, and are included in accounts receivable and other current liabilities, respectively, in the accompanying consolidated balance sheets. Additionally, at December 29, 2001, Discount had $3,457 in trade receivables under their commercial credit program.

Change in Accounting Estimate
In July of fiscal 2000, the Company adopted a change in an accounting estimate to reduce the depreciable lives of certain property and equipment on a prospective basis. The effect on operations was to increase depreciation expense by $2,458 for fiscal 2000. At December 29, 2001, the effected assets were fully depreciated.

Earnings Per Share of Common Stock
Basic earnings per share of common stock has been computed based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share of common stock reflects the increase in the weighted-average number of common shares outstanding assuming the exercise of outstanding stock options, calculated on the treasury stock method. The number of outstanding stock options considered antidilutive for either part or all of the fiscal year and not included in the calculation of diluted net income (loss) per share for the fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000 were 509, 1,566 and 230, respectively.

Recent Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board ("“FASB") issued *Statement of Financial Accounting Standards* ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities in their statements of financial position and measure those instruments at fair value. In September 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. The FASB issued also SFAS No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities—an Amendment of SFAS No. 133," which amended the accounting and reporting standards for certain risks related to normal purchases and sales, interest and foreign currency transactions addressed by SFAS No. 133. The Company adopted SFAS No. 133 on December 31, 2000 with no material impact on financial position or results of its operations.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities—a Replacement of FASB Statement No. 125". This statement replaces SFAS No. 125, but carries over most of the provisions of SFAS No. 125 without reconsideration. The Company implemented SFAS No. 140 during the first quarter of fiscal 2001. The implementation had no impact on the Company's financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 addresses accounting and reporting for all business combinations and requires the use of the purchase method for business combinations. SFAS No. 141 also requires recognition of intangible assets apart from goodwill if they meet certain criteria. SFAS No. 142 establishes accounting and reporting standards for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and intangibles with indefinite useful lives are no longer amortized but are instead subject to at least an annual assessment for impairment by applying a fair-value based test. SFAS No. 141 applies to all business combinations initiated

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

after June 30, 2001. SFAS No. 142 is effective for the Company's existing goodwill and intangible assets beginning on December 30, 2001. SFAS No. 142 is effective immediately for goodwill and intangibles acquired after June 30, 2001. For fiscal year 2001, the Company had amortization expense of approximately $444 related to existing goodwill of $3,251 at December 29, 2001. Such amortization will be eliminated upon adoption of SFAS No. 142. Although the Company is currently evaluating the impact of other provisions of SFAS Nos. 141 and 142, management does not expect that the adoption of these statements will have a material impact on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for recognition and measurement of an asset retirement obligation and an associated asset retirement cost and is effective for fiscal year 2003. The Company does not expect SFAS No. 143 to have a material impact on its financial position or the results of its operations.

In August 2001, the FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement replaces both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 retains the basic provisions from both SFAS 121 and APB 30 but includes changes to improve financial reporting and comparability among entities. The Company will adopt the provisions of SFAS 144 during the first quarter of fiscal 2002. Management does not expect the adoption of SFAS No. 144 to have a material impact on the Company's financial position or the results of its operations.

Reclassifications

Certain items in the fiscal 2000 and fiscal 1999 financial statements have been reclassified to conform with the fiscal 2001 presentation.

3. Discount Acquisition

On November 28, 2001, the Company acquired 100% of the outstanding common stock of Discount Auto Parts, Inc. ("Discount"). Discount's shareholders received $7.50 per share in cash plus 0.2577 shares of Advance common stock for each share of Discount common stock. The Company issued 4,310 shares of Advance common stock to the former Discount shareholders, which represented 13.2% of the Company's total shares outstanding immediately following the acquisition.

Discount was the fifth largest specialty retailer of automotive parts, accessories and maintenance items in the United States with 671 stores in six states, including the leading market position in Florida, with 437 stores. The Discount acquisition further solidified the Company's leading market position throughout the Southeast. The Company also expects to achieve ongoing purchasing savings and savings from the optimization of the combined distribution networks and the reduction of overlapping administrative functions as we convert the Discount stores to Advance stores.

In connection with the Discount acquisition, the Company issued an additional $200,000 face value of 10.25% senior subordinated notes and entered into a new senior credit facility that provides for (1) a $180,000 tranche A term loan facility and a $305,000 tranche B term loan facility and (2) a $160,000 revolving credit facility (including a letter of credit sub-facility). Upon the closing of the Discount acquisition, the Company used $485,000 of borrowings under the new senior credit facility and net proceeds of $185,600 from the sale of the senior subordinated notes to, among other things, pay the cash portion of the acquisition consideration, repay all amounts outstanding under the Company's then-existing credit facility, repay all outstanding indebtedness of Discount and purchase Discount's Gallman distribution facility from the lessor.

In accordance with SFAS No. 141, the acquisition has been accounted for under the purchase method of accounting and was effective for accounting purposes on December 2, 2001. Accordingly, the results of operations of Discount for the period from December 2, 2001, to December 29, 2001, are included in the accompanying consolidated financial statements. The purchase price has been allocated to the assets acquired and liabilities assumed based upon estimates of fair values. Such estimates are preliminary and subject to the finalization of plans to exit certain activities. Negative goodwill of $75,724, resulting from excess fair value over the purchase price, was allocated proportionately as a reduction to certain noncurrent assets, primarily property and equipment. The purchase price was $480,977, primarily including the issuance of 4,310 shares of Advance common stock and 575 options to purchase shares of Advance common stock, cash consideration for $7.50 per share and the "in the money" stock options of $128,479, repayment of Discount's existing debt and prepayment penalties of $204,711 and the purchase of Discount's Gallman distribution facility from the lessor for $34,062. The cost assigned to the 4,310 shares of common stock is $106,025 and was determined based on the market price of Discount's common stock on the approximate announcement date of the acquisition. The cost assigned to the 575 options to purchase common stock is $1,104 and was determined using the Black-Scholes option-pricing model with the following assumptions: (i) risk-free interest rate of 3.92%; (ii) an expected life of two years; (iii) a volatility factor of .40; (iv) a fair value of common stock of $24.60; and (v) expected dividend yield of zero. The following table summarizes the amounts assigned to assets acquired and liabilities assumed at the date of the acquisition.

	December 2, 2001
Current assets:	
Cash and cash equivalents	$ 6,030
Receivables, net	15,591
Inventories	192,402
Other current assets	34,590
Property and equipment	316,784
Assets held for sale	38,546
Other assets (a)	9,269
Total assets acquired	613,212
Current liabilities:	
Bank overdrafts	(15,470)
Accounts payable	(58,852)
Current liabilities (b)	(56,828)
Other long-term liabilities (b)	(1,085)
Total liabilities assumed	(132,235)
Net assets acquired	$ 480,977

(a) Includes $1,652 assigned to the Discount trade dress with a useful life of approximately 3 years.

(b) Includes restructuring liabilities established in purchase accounting of approximately $11,397 for severance and relocation costs, facility and other exit costs (Note 4).

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

Total acquisition costs related to the transaction were approximately $8,804, of which $1,555 is reflected in accrued liabilities at December 29, 2001.

The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had taken place at the beginning of the applicable period:

	2001	2000
Net sales	$ 3,144,694	$ 2,928,036
Net income from continuing operations	26,011	33,858
Net income from continuing operations per proforma basic share	$ 0.80	$ 1.04
Net income from continuing operations per proforma diluted share	$ 0.78	$ 1.03

The proforma amounts give effect to certain adjustments, including changes in interest expense, depreciation and amortization and related income tax effects. These amounts are based on certain assumptions and estimates and do not reflect any benefit from economies, which might be achieved from combined operations. Additionally, these results include the non-recurring items separately disclosed in the accompanying consolidated statements of operations. The proforma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the Discount acquisition occurred on the date indicated, or which may result in the future.

In addition to the acquisition costs, the Company incurred $20,803 of costs and fees, of which $20,140 has been recorded as deferred debt issuance costs and $663 as stock issuance costs related to registering shares in connection with the Discount acquisition.

4. Restructuring and Closed Store Liabilities:

The Company's restructuring activities relate to the ongoing analysis of the profitability of store locations and the settlement of restructuring activities undertaken as a result of mergers and acquisitions, including the fiscal 1998 merger with Western Auto Supply Company ("Western")("Western Merger"), and the fiscal 2001 acquisitions of Carport Auto Parts, Inc. (the "Carport Acquisition") (See Note 8) and Discount. The Company recognizes a provision for future obligations at the time a decision is made to close a facility, primarily store locations. The provision for closed facilities includes the present value of the remaining lease obligations, reduced by the present value of estimated revenues from subleases, and management's estimate of future costs of insurance, property tax and common area maintenance. The Company uses discount rates ranging from 6.5% to 7.7%. Expenses associated with the ongoing restructuring program are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. From time to time these estimates require revisions that affect the amount of the recorded liability. The effect of these changes in estimates is netted with new provisions and included in selling, general and administrative expenses on the accompanying consolidated statements of operations.

Ongoing Restructuring Program

During fiscal 2001, the Company closed three stores included in the fiscal 2000 restructuring activities and made the decision to close or relocate 39 additional stores not meeting profitability objectives, of which 27 have been closed as of December 29, 2001. The remaining stores will be closed during fiscal 2002. Additionally, as a result of the Discount acquisition, the Company decided to close 27 Advance Auto Parts stores that were in overlapping markets with certain Discount Auto Parts stores. Expenses associated with restructuring include estimated exit costs of $3,271 and write-offs of related leasehold improvements of $448. All 27 stores are scheduled to be closed during the first quarter of fiscal 2002.

On July 27, 2001, the Company made the decision to close a duplicative distribution facility located in Jeffersonville, Ohio. This 382,000 square foot owned facility opened in 1996 and served stores operating in the retail segment throughout the mid-west portion of the United States. The Company has operated two distribution facilities in overlapping markets since the Western Merger, in which the Company assumed the operation of a Western distribution facility in Ohio. The decision to close this facility allows the Company to utilize the operating resources more productively in other areas of the business. The Company has established restructuring reserves for the termination of certain team members and exit costs in connection with the decision to close this facility.

In connection with the Western merger and the Discount acquisition, the Company assumed the restructuring reserves related to the acquired operations. As of December 29, 2001, these restructuring reserves relate primarily to ongoing lease obligations for closed store locations.

A reconciliation of activity with respect to these restructuring accruals is as follows.

	Severance	Other Exit Costs	Total
Balance, January 2, 1999	$ 682	$ 14,773	$ 15,455
New provisions	-	1,307	1,307
Change in estimates	-	(1,249)	(1,249)
Reserves utilized	(664)	(4,868)	(5,532)
Balance, January 1, 2000	18	9,963	9,981
New provisions	-	1,768	1,768
Change in estimates	-	(95)	(95)
Reserves utilized	(18)	(4,848)	(4,866)
Balance, December 30, 2000	-	6,788	6,788
New provisions	475	8,285	8,760
Change in estimates	-	11	11
Reserves utilized	(475)	(5,441)	(5,916)
Balance, December 29, 2001	$ -	$ 9,643	$ 9,643

As of December 29, 2001, this liability represents the current value required for certain facility exit costs, which will be settled over the remaining terms of the underlying lease agreements. This liability, along with those related to mergers and acquisitions, is recorded in accrued expenses (current portion) and other long-term liabilities (long-term) in the accompanying consolidated balance sheets.

Restructuring Associated with Mergers and Acquisitions

As a result of the Western Merger, the Company established restructuring reserves in connection with the decision to close certain Parts America stores, to relocate certain Western administrative functions, to exit certain facility leases and to terminate certain team members of Western. Additionally, the Carport acquisition resulted in restructuring reserves for closing 21 acquired stores not expected to meet long-term profitability objectives and the termination of certain administrative team members of the acquired company. As of December 29, 2001, the other exit costs represent the current value required for certain facility exit costs, which will be settled over the remaining terms of the underlying lease agreements.

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

As of the date of the Discount acquisition, management formalized a plan to close certain Discount Auto Parts stores in overlapping markets or stores not meeting the Company's profitability objectives, to relocate certain Discount administrative functions to the Company's headquarters and to terminate certain management, administrative and support team members of Discount. Additional purchase price liabilities of approximately $9,066 have been recorded for severance and relocation costs and approximately $2,331 for store and other exit costs. As of December 29, 2001, two stores have been closed. The Company expects to finalize its plan for termination of team members and closure of Discount Auto Parts stores within one year from the date of the Discount acquisition and to complete the terminations and closures by the end of fiscal 2002. Additional liabilities for severance, relocation, store and other facility exit costs may result in an adjustment to the purchase price. A reconciliation of activity with respect to these restructuring accruals is as follows:

	Severance	Relocation	Other Exit Costs	Total
Balance at January 2, 1999	$ 7,738	$ 838	$ 13,732	$ 22,308
Purchase accounting adjustments	3,630	(137)	(1,833)	1,660
Reserves utilized	(7,858)	(701)	(4,074)	(12,633)
Balance at January 1, 2000	3,510	-	7,825	11,335
Purchase accounting adjustments	-	-	(1,261)	(1,261)
Reserves utilized	(3,510)	-	(2,767)	(6,277)
Balance at December 30, 2000	-	-	3,797	3,797
Purchase accounting adjustments	9,292	611	3,606	13,509
Reserves utilized	(837)	-	(2,500)	(3,337)
Balance at December 29, 2001	$ 8,455	$ 611	$ 4,903	$ 13,969

Other exit cost liabilities will be settled over the remaining terms of the underlying lease agreements.

5. Receivables:

Receivables consist of the following:

	December 29, 2001	December 30, 2000
Trade:		
Wholesale	$ 8,965	$ 12,202
Retail	19,857	15,666
Vendor (Note 2)	55,179	36,260
Installment (Note 17)	15,430	14,197
Related parties	1,100	3,540
Employees	683	607
Other	2,380	3,127
Total receivables	103,594	85,599
Less: Allowance for doubtful accounts	(9,890)	(5,021)
Receivables, net	$ 93,704	$ 80,578

6. Inventories, net

Inventories are stated at the lower of cost or market. Inventory quantities are tracked through a perpetual inventory system. The Company uses a cycle counting program to ensure the accuracy of the perpetual inventory quantities and establishes reserves for estimated shrink based on historical accuracy of the cycle counting program. Cost is determined using the last-in, first-out ("LIFO") method for approximately 90% of inventories at December 29, 2001 and December 30, 2000, and the first-in, first-out ("FIFO") method for remaining inventories. The Company capitalizes certain purchasing and warehousing costs into inventory. Purchasing and warehousing costs included in inventory, at FIFO, at December 29, 2001 and December 30, 2000, were $69,398 and $56,305, respectively. The nature of the Company's inventory is such that the risk of obsolescence is minimal. In addition, the Company has historically been able to return excess items to the vendor for credit. The Company does provide reserves where less than full credit will be received for such returns and where the Company anticipates that items will be sold at retail for prices that are less than recorded cost. Inventories consist of the following:

	December 29, 2001	December 30, 2000
Inventories at FIFO, net	$ 935,181	$ 779,376
Adjustments to state inventories at LIFO	46,819	9,538
Inventories at LIFO, net	$ 982,000	$ 788,914

Replacement cost approximated FIFO cost at December 29, 2001 and December 30, 2000.

During the fourth quarter of fiscal 2001, the Company recorded a non-recurring expense of $10,493 ($9,099 in gross profit and $1,394 in selling, general and administrative expenses) related to the Company's supply chain initiatives. These initiatives will reduce the Company's overall inventory investment as a result of only offering selective products in specific store locations or regions. The gross profit charge relates primarily to restocking and handling fees associated with inventory identified for return to the Company's vendors. Additionally, the supply chain initiative includes a review of the Company's logistics operations. The expense recorded in selling, general and administrative expenses includes cost associated with the relocation of certain equipment from a distribution facility closed as part of these initiatives (Notes 4 and 9).

7. Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for maintenance and repairs are charged directly to expense when incurred; major improvements are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts, with any gain or loss reflected in the consolidated statements of operations.

Depreciation of land improvements, buildings, furniture, fixtures and equipment, and vehicles is provided over the estimated useful lives, which range from 2 to 40 years, of the respective assets using the straight-line method. Amortization of building and leasehold improvements is provided over the shorter of the estimated useful lives of the respective assets or the term of the lease using the straight-line method.

Property and equipment consists of the following:

	Estimated Useful Lives	December 29, 2001	December 30, 2000
Land and land improvements	0 - 10 years	$ 170,780	$ 40,371
Buildings	40 years	199,304	79,109
Building and leasehold improvements	10 - 40 years	91,338	84,658
Furniture, fixtures and equipment	3 - 12 years	433,518	357,642
Vehicles	2 - 10 years	32,047	30,506
Other		23,499	10,571
		950,486	602,857
Less - Accumulated depreciation and amortization		(239,204)	(191,897)
Property and equipment, net		$ 711,282	$ 410,960

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

Depreciation and amortization expense was $70,745, $66,826 and $58,147 for the fiscal years ended 2001, 2000 and 1999, respectively. The Company capitalized approximately $19,699, $9,400 and $561 in primarily third party costs incurred in the development of internal use computer software during fiscal 2001, fiscal 2000 and fiscal 1999, respectively.

8. Carport Acquisition

On April 23, 2001, the Company completed its acquisition of Carport Auto Parts, Inc. ("Carport"). The acquisition included a net 30 retail stores located in Alabama and Mississippi, and substantially all of the assets used in Carport's operations. The acquisition has been accounted for under the purchase method of accounting and, accordingly, Carport's results of operations have been included in the Company's consolidated statement of operations since the acquisition date.

The purchase price, of $21,533, has been allocated to the assets acquired and the liabilities assumed based on their fair values at the date of acquisition. This allocation resulted in the recognition of $3,695 in goodwill, of which $444 was amortized during fiscal 2001.

9. Assets Held for Sale

The Company applies SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires that long-lived assets and certain identifiable intangible assets to be disposed of be reported at the lower of the carrying amount or the fair market value less selling costs. As of December 29, 2001 and December 30, 2000, the Company's assets held for sale were $60,512 and $25,077, respectively, primarily consisting of real property acquired in the Western Merger and Discount acquisition.

During fiscal 2001, the Company recorded an impairment charge of $12,300, to reduce the carrying value of certain non-operating facilities to their estimated fair market value. $4,700 of the charge represents the write-down of a closed distribution center acquired as part of the Western merger included in the Wholesale segment. $4,600 represents the reduction in carrying value of the former Western Auto corporate office also acquired in the Western merger. The facility, which is held in the Wholesale segment, consists of excess space not required for the Company's current needs. The remaining $3,000 represents a reduction to the carrying value of a recently closed distribution center in Jeffersonville, Ohio, held in the Retail segment, that was identified for closure as part of the Company's supply chain review. As of December 29, 2001, the carrying value for these properties included in assets held for sale is $13,800. The reduction in these book values represents the Company's best estimate of fair market value based on recent marketing efforts to attract buyers for these properties.

During fiscal 2000, the Company also recorded an impairment related to the Western Auto corporate office space. The impairment charge of $856 reduced the carrying value to $8,000.

10. Other Assets:

As of December 29, 2001 and December 30, 2000, other assets include deferred debt issuance costs of $25,790 and $14,843, respectively (net of accumulated amortization of $3,597 and $8,232, respectively), relating primarily to the financing in connection with the Discount acquisition (Notes 3 and 13) and the fiscal 1998 recapitalization. Such costs are being amortized over the term of the related debt (5 years to 11 years). Other assets also include the non-current portion of deferred income tax assets (Note 15).

11. Accrued Expenses:

Accrued expenses consist of the following:

	December 29, 2001	December 30, 2000
Payroll and related benefits	$ 58,656	$ 25,507
Restructuring and closed store liabilities	15,879	3,772
Warranty	21,587	18,962
Other	80,096	76,721
Total accrued expenses	$ 176,218	$ 124,962

12. Other Long-Term Liabilities:

Other long-term liabilities consist of the following:

	December 29, 2001	December 30, 2000
Employee benefits	$ 22,152	$ 24,625
Restructuring and closed store liabilities	7,733	6,813
Other	6,388	12,495
Total other long-term liabilities	$ 36,273	$ 43,933

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

13. Long-term Debt:

Long-term debt consists of the following:

	December 29, 2001	December 30, 2000
Senior Debt:		
Tranche A, Senior Secured Term Loan at variable interest rates (5.44% at December 29, 2001), due November 2006	$ 180,000	$ -
Tranche B, Senior Secured Term Loan at variable interest rates (7.00% at December 29, 2001), due November 2007	305,000	-
Revolving facility at variable interest rates (5.44% at December 29, 2001), due November 2006	10,000	-
McDuffie County Authority taxable industrial development revenue bonds, issued December 31,1997, interest due monthly at an adjustable rate established by the Remarketing Agent (2.10% at December 29, 2001), principal due on November 1, 2002	10,000	10,000
Deferred term loan at variable interest rates (9.25% at December 30, 2000), repaid	-	90,000
Delayed draw facilities at variable interest rates, (8.47% at December 30, 2000), repaid	-	94,000
Revolving facility at variable interest rates (8.50% at December 30, 2000), repaid	-	15,000
Tranche B facility at variable interest rates (9.19% at December 30, 2000), repaid	-	123,500
Other	-	784
Subordinated Debt:		
Subordinated notes payable, interest due semi-annually at 10.25%, due April 2008	169,450	169,450
Subordinated notes payable, interest due semi-annually at 10.25%, due April 2008, face amount of $200,000 less unamortized discount of $14,087 at December 29, 2001	185,913	-
Discount debentures, interest at 12.875%, due April 2009, face amount of $112,000 less unamortized discount of $16,626 and $27,785 at December 29, 2001 and December 30, 2000, respectively (subordinate to substantially all other liabilities)	95,374	84,215
Total long-term debt	955,737	586,949
Less: Current portion of long-term debt	(23,715)	(9,985)
Long-term debt, excluding current portion	$ 932,022	$ 576,964

Senior Debt:

During 2001, Advance Stores Company, Incorporated ("Stores"), a wholly owned subsidiary of the Company, entered into a new senior bank credit facility, or the senior credit facility, with a syndicate of banks which provided for (1) $485,000 in term loans, consisting of a $180,000 tranche A term loan facility with a maturity of five years and a $305,000 tranche B term loan facility with a maturity of six years and (2) $160,000 under a revolving credit facility (which provides for the issuance of letters of credit with a sublimit of $35,000) with a maturity of five years. A portion of the proceeds was used to repay the Company's outstanding borrowing under the previous credit facility of $270,299 and to finance the Discount acquisition (Note 3). As a result of the repayment of this debt the Company recorded an extraordinary loss related to the write-off of deferred financing costs in the fourth quarter of fiscal 2001 of $3,682, net of $2,424 income taxes. As of December 29, 2001 the Company has borrowed approximately $10,000 under the revolving credit facility and has $17,445 in letters of credit outstanding, which has reduced availability under the credit facility to approximately $132,555.

The tranche A term loan requires scheduled repayments of $11,000 to $24,500 semi-annually beginning November 2002 through November 2006 at which point it will be fully repaid. The tranche B term loan requires scheduled repayments of $2,500 semi-annually beginning November 2002 through May 2007 at which time the Company will be required to pay the remaining balance at maturity in November 2007.

Borrowings under the senior credit facility are required to be prepaid, subject to certain exceptions, with (1) 50% of the Excess Cash Flow (as defined in the senior credit facility) unless the Company's Leverage Ratio at the end of any fiscal year is 2.0 or less, in which case 25% of Excess Cash Flow for such fiscal year will be required to be repaid, (2) 100% of the net cash proceeds of all asset sales or other dispositions of property by the Company and its subsidiaries, subject to certain exceptions (including exceptions for reinvestment of certain asset sale proceeds within 270 days of such sale and certain sale-leaseback transactions), and (3) 100% of the net proceeds of certain issuances of debt or equity by the Company and its subsidiaries. The Company is required to make an Excess Cash Flow prepayment of $228 in first quarter of fiscal 2002 under the current credit facility and made a $6,244 mandatory prepayment under the prior credit agreement for fiscal 2000 in fiscal 2001.

Voluntary prepayments and voluntary reductions of the unutilized portion of the revolving credit facility are permitted in whole or in part, at the Company's option, in minimum principal amounts specified in the senior credit facility, without premium or penalty, subject to reimbursement of the lenders' redeployment costs in the case of a prepayment of adjusted LIBOR borrowings other than on the last day of the relevant interest period. Voluntary prepayments under the tranche A term loan facility and the tranche B term loan facility will (1) generally be allocated among those facilities on a pro rata basis (based on the then outstanding principal amount of the loans under each facility) and (2) within each such facility, be applied to the installments under the amortization schedule within the following 12 months under such facility and all remaining amounts will be applied pro rata to the remaining amortization payments under such facility.

The interest rate on the tranche A term loan facility and the revolving credit facility is based, at the Company's option, on either an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. From July 14, 2002, the interest rates under the tranche A term loan facility and the revolving credit facility will be subject to adjustment according to a

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

pricing grid based upon the Company's Leverage Ratio (as defined in the senior credit facility). The initial margins are 3.50% and 2.50% for the adjusted LIBOR rate and alternate base rate borrowings, respectively, and can step down incrementally to 2.25% and 1.25%, respectively, if the Company's Leverage Ratio is less than 2.00 to 1.00. The interest rate on the tranche B term loan is based, at the Company's option, on either an adjusted LIBOR rate plus 4.00% per annum with a floor of 3.00%, or an alternate base rate plus 3.00% per annum. A commitment fee of 0.50% per annum will be charged on the unused portion of the revolving credit facility, payable quarterly in arrears.

The senior credit facility is guaranteed by the Company and by each of it's existing domestic subsidiaries and will be guaranteed by all future domestic subsidiaries. The senior credit facility is secured by a first priority lien on substantially all, subject to certain exceptions, of the Company's properties and assets and the properties and assets of its existing domestic subsidiaries (including Discount and its subsidiaries) and will be secured by the properties and assets of our future domestic subsidiaries. The senior credit facility contains covenants restricting the ability of the Company and its subsidiaries to, among other things, (1) declare dividends or redeem or repurchase capital stock, (2) prepay, redeem or purchase debt, (3) incur liens or engage in sale-leaseback transactions, (4) make loans and investments, (5) incur additional debt (including hedging arrangements), (6) engage in certain mergers, acquisitions and asset sales, (7) engage in transactions with affiliates, (8) change the nature of our business and the business conducted by our subsidiaries and (9) change the holding company status of Advance. The Company is required to comply with financial covenants with respect to a maximum leverage ratio, a minimum interest coverage ratio, a minimum current assets to funded senior debt ratio and maximum limits on capital expenditures.

On December 31, 1997, the Company entered into an agreement with McDuffie County Authority under which bond proceeds of $10,000 were issued to construct a distribution center. Proceeds of the bond offering were fully expended during fiscal 1999. These industrial development revenue bonds currently bear interest at a variable rate, with a one-time option to convert to a fixed rate, and are secured by a letter of credit.

Subordinated Debt:

The $169,450 Senior Subordinated Notes (the "Notes") and the $185,913 Senior Subordinated Notes (the "New Notes") are both unsecured and are subordinate in right of payment to all existing and future Senior Debt. The Notes and New Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2003. The new notes accrete at an effective yield of 11.875% less cash interest of 10.250% through maturity in April 2008. As of December 29, 2001, the New Notes have been accreted by $309.

Upon the occurrence of a change of control, each holder of the Notes and the New Notes will have the right to require the Company to repurchase all or any part of such holder's Notes and New Notes at an offering price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase.

The Notes and the New Notes contain various non-financial restrictive covenants that limit, among other things, the ability of the Company and its subsidiaries to issue preferred stock, repurchase stock and incur certain indebtedness, engage in transactions with affiliates, pay dividends or certain other distributions, make certain investments and sell stock of subsidiaries.

During fiscal 2000, the Company repurchased on the open market $30,550 face value of Notes at a price ranging from 81.5 to 82.5 percent of their face value. Accordingly, the Company recorded a gain related to the extinguishment of this debt of $2,933, net of $1,759 provided for income taxes and $868 for the write off of the associated deferred debt issuance costs.

The Discount Debentures (the "Debentures") accrete at a rate of 12.875%, compounded semi-annually, to an aggregate principal amount of $112,000 by April 15, 2003. Cash interest will not accrue on the Debentures prior to April 15, 2003. Commencing April 15, 2003, cash interest on the Debentures will accrue and be payable, at a rate of 12.875% per annum, semi-annually in arrears on each April 15 and October 15. As of December 29, 2001, the Debentures have been accreted by $35,357 with corresponding interest expense of $11,159, $9,853 and $8,700 recognized for the years ended December 29, 2001, December 30, 2000 and January 1, 2000, respectively. The Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after April 15, 2003.

Upon the occurrence of a change of control, each holder of the Debentures will have the right to require the Company to purchase the Debentures at a price in cash equal to 101% of the accreted value thereof plus liquidated damages, if any, thereon in the case of any such purchase prior to April 15, 2003, or 101% of the aggregate principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the date of purchase in the case of any such purchase on or after April 15, 2003. As Advance may not have any significant assets other than capital stock of Stores (which is pledged to secure Advance's obligations under the senior credit facility), the Company's ability to purchase all or any part of the Debentures upon the occurrence of a change in control will be dependent upon the receipt of dividends or other distributions from Stores or its subsidiaries. The senior credit facility, the Notes and the New Notes have certain restrictions for Stores with respect to paying dividends and making any other distributions.

The Debentures are subordinated to substantially all of the Company's other liabilities. The Debentures contain certain non-financial restrictive covenants that are similar to the covenants contained in the Notes and the New Notes.

As of December 29, 2001, the Company was in compliance with the covenants of the senior credit facility, the Notes, the New Notes and Debentures. Substantially all of the net assets of the Company's subsidiaries are restricted at December 29, 2001.

The aggregate future annual maturities of long-term debt, net of the unamortized discount related to the New Notes and the Debentures, are as follows:

2002	$ 23,715
2003	32,385
2004	48,578
2005	53,975
2006	63,975
Thereafter	733,109
	$ 955,737

14. Stockholder Subscription Receivables:

The Company established a stock subscription plan in fiscal 1998, which allows certain directors, officers and key team members of the Company to purchase shares of common stock. The plan requires that the purchase price of the stock equal the fair market value at the time of the purchase and allows fifty percent of the purchase price to be executed through the delivery of a full recourse promissory note. The notes provide for annual interest payments, at the prime rate (4.75% at December 29, 2001), with

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

the entire principal amount due in five years. As of December 29, 2001 and December 30, 2000, outstanding stockholder subscription receivables were $2,676 and $2,364, respectively, and are included as a reduction to stockholders' equity in the accompanying consolidated balance sheets.

15. Income Taxes:

Provision (benefit) for income taxes for fiscal 2001, fiscal 2000 and fiscal 1999 consists of the following:

	Current	Deferred	Total
2001-			
Federal	$ 13,822	$ (964)	$ 12,858
State	513	(2,059)	(1,546)
	$ 14,335	$ (3,023)	$ 11,312
2000-			
Federal	$ 8,005	$ 976	$ 8,981
State	1,847	(293)	1,554
	$ 9,852	$ 683	$ 10,535
1999-			
Federal	$ (1,913)	$ (6,535)	$ (8,448)
State	1,979	(6,115)	(4,136)
	$ 66	$(12,650)	$(12,584)

The provision (benefit) for income taxes differed from the amount computed by applying the federal statutory income tax rate due to:

	2001	2000	1999
Income (loss) before extraordinary items and cumulative effect of a change in accounting principle at the statutory U.S. federal income tax rate	$ 9,976	$ 9,507	$(13,269)
State income taxes, net of federal income tax benefit	(1,005)	896	(2,688)
Non-deductible interest & other expenses	1,067	1,010	1,125
Valuation allowance	44	914	596
Puerto Rico dividend withholding tax	-	-	150
Other, net	1,230	(1,792)	1,502
	$ 11,312	$ 10,535	$(12,584)

Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period-end, based on enacted tax laws and statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income taxes reflect the net income tax effect of temporary differences between the bases of assets and liabilities for financial reporting purposes and for income tax reporting purposes. Net deferred income tax balances are comprised of the following:

	December 29, 2001	December 30, 2000
Deferred income tax assets	$ 70,116	$ 57,378
Deferred income tax liabilities	(38,020)	(62,121)
Net deferred income tax (liabilities) assets	$ 32,096	$ (4,743)

The Company incurred financial reporting and tax losses in 1999 primarily due to integration and interest costs incurred as a result of the fiscal 1998 Western Merger and the Recapitalization. At December 29, 2001, the Company has cumulative net deferred income tax assets of $32,096. The gross deferred income tax assets include deferred tax assets of approximately $33,000 related to the excess tax basis over book value of the net assets obtained through the Discount acquisition. The gross deferred income tax assets also include federal and state net operating loss carryforwards ("NOLs") of approximately $6,596. These NOLs may be used to reduce future taxable income and expire periodically through fiscal year 2020. The Company believes it will realize these tax benefits through a combination of the reversal of temporary differences, projected future taxable income during the NOL carryforward periods and available tax planning strategies. Due to uncertainties related to the realization of certain deferred tax assets for NOLs in various jurisdictions, the Company recorded a valuation allowance of $1,554 as of December 29, 2001 and $1,510 as of December 30, 2000. The amount of deferred income tax assets realizable, however, could change in the near future if estimates of future taxable income are changed.

Temporary differences which give rise to significant deferred income tax assets (liabilities) are as follows:

	December 29, 2001	December 30, 2000
Current deferred income taxes-		
Inventory valuation differences	$ (18,783)	$ (36,051)
Accrued medical and workers compensation	7,233	2,319
Accrued expenses not currently deductible for tax	26,753	16,391
Net operating loss carryforwards	3,916	7,124
Minimum tax credit carryforward (no expiration)	5,599	0
Total current deferred income taxes	$ 24,718	$ (10,217)
Long-term deferred income taxes-		
Property and equipment	$ (19,237)	$ (24,571)
Postretirement benefit obligation	8,013	8,254
Amortization of bond discount	12,076	8,184
Net operating loss carryforwards	2,680	9,807
Minimum tax credit carryforward (no expiration)	0	6,809
Valuation allowance	(1,554)	(1,510)
Other, net	5,400	(1,499)
Total long-term deferred income taxes	$ 7,378	$ 5,474

These amounts are recorded in other current assets, other current liabilities and other assets in the accompanying consolidated balance sheets, as appropriate.

The Company currently has four years that are open to audit by the Internal Revenue Service. In addition, various state and foreign income tax returns for several years are open to audit. In management's opinion, any amounts assessed will not have a material effect on the Company's financial position or results of operations.

Additionally, the Company has certain periods open to examination by taxing authorities in various states for sales and use tax. In management's opinion, any amounts assessed will not have a material effect on the Company's financial position or results of operations.

16. Lease Commitments:

The Company leases store locations, distribution centers, office space, equipment and vehicles under lease arrangements that extend through 2010, some of which are with related parties. Certain terms of the related-party leases are more favorable to the landlord than those contained in leases with non-affiliates.

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

At December 29, 2001, future minimum lease payments due under non-cancelable operating leases are as follows:

	Other (a)	Related Parties (b)	Total
2002	$ 133,704	$ 3,677	$ 137,381
2003	123,114	3,447	126,561
2004	109,275	2,537	111,812
2005	92,276	2,240	94,516
2006	75,608	1,764	77,372
Thereafter	337,858	447	338,305
	$ 871,835	$ 14,112	$ 885,947

(a) The Other and Related Parties columns include stores closed as a result of the Company's restructuring plans (See Note 4).

At December 29, 2001, future minimum sub-lease income to be received under non-cancelable operating leases is $8,935. Net rent expense for fiscal 2001, fiscal 2000 and fiscal 1999 was as follows:

	2001	2000	1999
Minimum facility rentals	$ 122,512	$ 112,768	$ 103,807
Contingent facility rentals	811	1,391	2,086
Equipment rentals	2,341	1,875	3,831
Vehicle rentals	6,339	6,709	4,281
	132,003	122,743	114,005
Less: Sub-lease income	(2,558)	(1,747)	(1,085)
	$ 129,445	$ 120,996	$ 112,920

Contingent facility rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain store facilities. Most of the leases provide that the Company pay taxes, maintenance, insurance and certain other expenses applicable to the leased premises and include options to renew. Certain leases contain rent escalation clauses, which are recorded on a straight-line basis. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases.

Rental payments to related parties of approximately $3,824 in fiscal 2001, $3,921 in fiscal 2000 and $3,998 in fiscal 1999 are included in net rent expense.

17. Installment Sales Program:

A subsidiary of the Company maintains an in-house finance program, which offers financing to retail customers (Note 5). Finance charges of $3,343, $3,063 and $2,662 on the installment sales program are included in net sales in the accompanying consolidated statements of operations for the years ended December 29, 2001, December 30, 2000 and January 1, 2000, respectively. The cost of administering the installment sales program is included in selling, general and administrative expenses.

18. Subsequent Event:

On November 2, 1998, the Company acquired Western from WAH, a wholly-owned subsidiary of Sears, Roebuck and Co. ("Sears"), through the issuance of 11,475 shares of common stock. On February 6, 2002, the Company engaged in a transaction with Sears in which the Company transferred to Sears 11,475 shares of the Company's common stock, in exchange for all the outstanding common stock of WAH. WAH's only asset was the 11,475 shares of the Company's common stock received on November 2, 1998. The Company immediately retired the shares of the Company's common stock held by WAH and liquidated WAH on February 6, 2002.

On March 6, 2002, the Company's registration statement on Form S-1 with the Securities and Exchange Commission to register 2,250 primary shares and 6,750 secondary shares for offering on the public market became effective. The Company intends to use the net proceeds it receives to repay outstanding indebtedness. The Company will not receive any proceeds from the sale of the secondary shares.

19. Contingencies:

In the case of all known contingencies, the Company accrues for an obligation, including estimated legal costs,when it is probable and the amount is reasonably estimable. As facts concerning contingencies become known to the Company, the Company reassesses its position both with respect to gain contingencies and accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include tax and legal matters, which are subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

In March 2000, the Company was notified it has been named in a lawsuit filed on behalf of independent retailers and jobbers against the Company and others for various claims under the Robinson-Patman Act. On October 18, 2001, the court denied, on all but one count, a motion by the Company and other defendants to dismiss this lawsuit. It is expected that the discovery phase of the litigation will now commence (including with respect to the Company); however, determinations as to the discovery schedule and scope remain to be determined. The Company continues to believe that the claims are without merit and intends to defend them vigorously; however, the ultimate outcome of this matter cannot be ascertained at this time.

In January 1999, the Company was notified by the United States Environmental Protection Agency ("EPA") that Western Auto and other parties may have potential liability under the Comprehensive Environmental Response Compensation and Liability Act relating to two battery salvage and recycling sites that were in operation in the 1970s and 1980s. The EPA has indicated the total cleanup for this site will be approximately $1,600. This matter has since been settled for an amount not material to the Company's financial position or results of operations.

Sears has agreed to indemnify the Company for certain other litigation and environmental matters of Western that existed as of the Western Merger date. The Company recorded a receivable from Sears of approximately $2,685 relating to certain environmental matters that had been accrued by Western as of the Western Merger date. During the first quarter of 2001, the Company received notification from Sears that certain of these matters have been settled. Accordingly, the Company reversed $2,500 of the previously recorded $2,685 receivable due from Sears and reduced the corresponding environmental liability. Additionally, as of the Western Merger date, Sears has agreed to indemnify partially the Company for up to 5 years for certain additional environmental matters that may arise relating to the period prior to the Western Merger. The Company's maximum exposure during the indemnification period for certain matters covered in the Western Merger agreement is $3,750.

In November 1997 a plaintiff, on behalf of himself and others similarly situated, filed a class action complaint and motion of class certification against the Company in the circuit court for Jefferson County, Tennessee, alleging misconduct in the sale of automobile batteries. The complaint seeks compensatory and punitive damages. In September 2001, the court granted the Company's motion for summary judgement and dismissed all claims against the Company in this matter. The period for appeal has not expired. The Company believes it has no liability for such claims and intends to defend them vigorously. In addition, three lawsuits were filed

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

against the Company on July 28, 1998, for wrongful death relating to an automobile accident involving a team member of the Company. This matter has since been settled with no impact to the Company's financial position or results of operations.

In October 2000, a vendor repudiated a long-term purchase agreement entered into with the Company in January 2000. The Company filed suit against the vendor in November of fiscal 2000 to recover monetary damages. Based on consultation with the Company's legal counsel, management believed the purchase agreement was entered into in good faith and it was highly probable that the Company would prevail in its suit. Therefore, the Company recorded a gain of $3,300, which represented actual damages incurred through December 30, 2000, as a reduction of cost of sales in the accompanying consolidated statement of operations for the year ended December 30, 2000. Related income taxes and legal fees of $1,300 were also recorded in the accompanying consolidated statement of operations for the year ended December 30, 2000. During the first quarter of fiscal 2001, the Company reached a settlement with this vendor and recorded a net gain of $8,300 as a reduction to cost of sales in the accompanying consolidated statement of operations for the year ended December 29, 2001.

The Company is also involved in various other claims and lawsuits arising in the normal course of business. The damages claimed against the Company in some of these proceedings are substantial. Although the final outcome of these legal matters cannot be determined, based on the facts presently known, it is management's opinion that the final outcome of such claims and lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

The Company is self-insured with respect to workers' compensation and health care claims for eligible active team members. In addition, the Company is self-insured for general and automobile liability claims. The Company maintains certain levels of stop-loss insurance coverage for these claims through an independent insurance provider. The cost of self-insurance claims is accrued based on actual claims reported plus an estimate for claims incurred but not reported. These estimates are based on historical information along with certain assumptions about future events, and are subject to change as additional information becomes available.

The Company has entered into employment agreements with certain team members that provide severance pay benefits under certain circumstances after a change in control of the Company or upon termination of the team member by the Company. The maximum contingent liability under these employment agreements is approximately $10,231 and $4,740 at December 29, 2001 and December 30, 2000, respectively.

20. Other Related-party Transactions:

In September 2001, the Company loaned a member of the Board of Directors $1,300. This loan is evidenced by a full recourse promissory note bearing interest at prime rate, payable annually, and due in full in five years from its inception. Payment of the promissory note is secured by a stock pledge agreement that grants the Company a security interest in all shares of common stock owned by the board member under the Company's stock subscription plan.

Under the terms of a shared services agreement, Sears provided certain services to the Company, including payroll and payable processing for Western, among other services through the third quarter of fiscal year 1999. The Company and Sears have entered into agreements that provide for the Western stores to continue to purchase, at normal retail prices, and carry certain Sears branded products during periods defined in the agreements. The Company purchased directly from the manufacturers of Sears branded products of approximately $4,600, $9,200 and $13,500 for the fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000, respectively. The Company is also a first-call supplier of certain automotive products to certain Sears Automotive Group stores. Additionally, Sears arranged to buy from the Company certain products in bulk for its automotive centers through January 1999. These transactions are completed at the Company's normal retail prices. These amounts are included in net sales to Sears in the following table and have been negotiated based on the fair values of the underlying transactions.

The following table presents the related party transactions with Sears for fiscal 2001, 2000 and 1999 and as of December 29, 2001 and December 30, 2000:

	Years Ended		
	December 29, 2001	December 30, 2000	January 1, 2000
Net sales to Sears	$ 7,535	$ 7,487	$ 5,326
Shared services revenue	-	-	2,286
Shared services expense	-	-	887
Credit card fees expense	339	405	348

	December 29, 2001	December 30, 2000
Receivables from Sears	$ 812	$ 3,160
Payables to Sears	1,220	1,321

21. Benefit Plans:

401(k) Plan

The Company maintains a defined contribution team member benefit plan, which covers substantially all team members after one year of service. The plan allows for team member salary deferrals, which are matched at the Company's discretion. Company contributions were $5,033 in fiscal 2001, $5,245 in fiscal 2000, and $4,756 in fiscal 1999.

The Company continues to maintain a defined contribution plan covering substantially all of the Discount team members who have at least one year of service. The plan allows for team member salary deferrals, which are matched by the Company based upon the team member's years of service. Company contributions were $205 in fiscal 2001. The Company had no contributions for this plan prior to the Discount acquisition.

The Company also maintains a profit sharing plan covering Western team members that was frozen prior to the Western Merger on November 2, 1998. This plan covered all full-time team members who had completed one year of service and had attained the age of 21 on the first day of each month. All team members covered under this plan were included in the Company's plan on December 30, 2000.

Deferred Compensation

The Company maintains an unfunded deferred compensation plan established for certain key team members of Discount prior to the acquisition on November 28, 2001. The Company assumed the plan liability of $1,382 through the Discount acquisition. The Company anticipates terminating this plan in May of 2002 and has reflected this liability in accrued expenses in the accompanying consolidated balance sheets.

The Company maintains an unfunded deferred compensation plan established for certain key team members of Western prior to the fiscal 1998 Western Merger. The Company assumed the plan liability of $15,253 through the Western Merger. The plan was frozen at the date of the Western

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

Merger. As of December 29, 2001 and December 30, 2000, $4,291 and $5,359, respectively was accrued with the current portion included in accrued expenses and the long-term portion in other long-term liabilities in the accompanying consolidated balance sheets.

Postretirement Plan

The Company provides certain health care and life insurance benefits for eligible retired team members. Team members retiring from the Company with 20 consecutive years of service after age 40 are eligible for these benefits, subject to deductibles, co-payment provisions and other limitations.

The estimated cost of retiree health and life insurance benefits is recognized over the years that the team members render service as required by SFAS No. 106, "Employers Accounting for Postretirement Benefits Other Than Pensions." The initial accumulated liability, measured as of January 1, 1995, the date the Company adopted SFAS No. 106, is being recognized over a 20-year amortization period.

In connection with the Western Merger, the Company assumed Western's benefit obligation under its postretirement health care plan. This plan was merged into the Company's plan effective July 1, 1999.

The Company maintains the existing plan and the assumed plan covering Western team members. Financial information related to the plans was determined by the Company's independent actuaries as of December 29, 2001 and December 30, 2000. The following provides a reconciliation of the accrued benefit obligation included in other long-term liabilities in the accompanying consolidated balance sheets and the funded status of the plan.

	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of the year	$ 22,082	$ 22,095
Service cost	326	451
Interest cost	1,584	1,532
Benefits paid	(2,842)	(2,826)
Actuarial (gain) loss	(3,790)	830
Benefit obligation at end of the year	17,360	22,082
Change in plan assets:		
Fair value of plan assets at beginning of the year	-	-
Employer contributions	2,842	2,826
Benefits paid	(2,842)	(2,826)
Fair value of plan assets at end of year	-	-
Reconciliation of funded status:		
Funded status	(17,360)	(22,082)
Unrecognized transition obligation	752	810
Unrecognized actuarial (gain) loss	(3,260)	530
Accrued postretirement benefit cost	$ (19,868)	$ (20,742)

Net periodic postretirement benefit cost is as follows:

	2001	2000	1999
Service cost	$ 326	$ 451	$ 336
Interest cost	1,584	1,532	1,401
Amortization of the transition obligation	58	58	58
Amortization of recognized net losses	-	-	43
	$ 1,968	$ 2,041	$ 1,838

The postretirement benefit obligation was computed using an assumed discount rate of 7.5% in 2001 and 2000. The health care cost trend rate was assumed to be 8.5% for 2001, 8.0% for 2002, 7.5% for 2003, 7.0% for 2004, 6.5% for 2005, 6.0% for 2006, and 5.0% to 5.5% for 2007 and thereafter.

If the health care cost were increased 1% for all future years the accumulated postretirement benefit obligation would have increased by $2,296 as of December 29, 2001. The effect of this change on the combined service and interest cost would have been an increase of $185 for 2001.

If the health care cost were decreased 1% for all future years the accumulated postretirement benefit obligation would have decreased by $1,996 as of December 29, 2001. The effect of this change on the combined service and interest cost would have been a decrease of $160 for 2001.

The Company reserves the right to change or terminate the benefits or contributions at any time. The Company also continues to evaluate ways in which it can better manage these benefits and control costs. Any changes in the plan or revisions to assumptions that affect the amount of expected future benefits may have a significant impact on the amount of the reported obligation and annual expense.

22. Stock Options:

The Company maintains a senior executive stock option plan and an executive stock option plan (the "Option Plans") for key team members of the Company. The Option Plans provide for the granting of non-qualified stock options. All options terminate on the seventh anniversary of the grant date. Shares authorized for grant under the senior executive and the executive stock option plans are 1,710 and 3,600, respectively, at December 29, 2001. Subsequent to December 29, 2001, the Board of Directors approved for the grant of 532 options to purchase the Company's common stock at an exercise price of $42.00.

The Company has historically maintained three types of option plans; Fixed Price Service Options ("Fixed Options"), Performance Options ("Performance Options") and Variable Option plans ("Variable Options"). The Fixed Options vest over a three-year period in three equal installments beginning on the first anniversary of the grant date. During the fourth quarter of fiscal 2001, the board of directors approved an amendment to the Performance Options and the Variable Options. The amendment accelerated the vesting of the Performance Options by removing the variable provisions under the plan and established a fixed exercise price of $18.00 per share for the Variable Options. As a result of the increase in the Company's stock price and the above amendment, the Company recorded a one-time expense of $8,611 to record the associated compensation expense.

Additionally, as a result of the Discount acquisition, the Company converted all outstanding stock options of Discount with an exercise price greater than $15.00 per share to options to purchase the Company's common stock. The Company converted 575 options from the executive stock option plan at a weighted-average exercise price of $38.89 per share. These options will terminate on the tenth anniversary of the original option agreement between Discount and the team member and as of December 29, 2001 had a weighted-average contractual life of five years. At December 29, 2001, all Discount shares were exercisable and had a range of exercise prices of $17.46 to $59.18. The fair value of the options to purchase the Company's common stock was included in the purchase price of Discount (Note 3).

As a result of the recapitalization in fiscal 1998 an existing stockholder received stock options to purchase up to 500 shares of common stock. The stock options are fully vested, nonforfeitable and provide for a $10.00 per share exercise price, increasing $2.00 per share annually, through the expiration date of April 2005.

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

Total option activity was as follows:

	2001		2000		1999	
	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
Fixed Price Service Options						
Outstanding at beginning of year	1,610	$ 18.95	297	$ 14.79	105	$ 10.00
Granted	343	21.00	1,336	19.80	230	16.82
Converted options in connection with Discount acquisition	575	38.89	-	-	-	-
Exercised	(62)	35.07	-	-	-	-
Forfeited	(28)	17.29	(23)	14.55	(38)	13.90
Outstanding at end of year	2,438	$ 24.52	1,610	$ 18.95	297	$ 14.78
Variable Price Service Options						
Outstanding at beginning of year	297	$ 15.00	329	$ 15.00	397	$ 15.00
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	(2)	15.00	(32)	15.00	(68)	15.00
Outstanding at end of year	295	$18.00	297	$15.00	329	$15.00
Performance Options						
Outstanding at beginning of year	297	$ 10.00	329	$ 10.00	397	$ 10.00
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	(2)	10.00	(32)	10.00	(68)	10.00
Outstanding at end of year	295	$ 10.00	297	$ 10.00	329	$ 10.00
Other Options						
Outstanding at beginning of year	500	$ 14.00	500	$ 12.00	500	$ 10.00
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Outstanding at end of year	500	$ 16.00	500	$ 14.00	500	$ 12.00

As of December 29, 2001, 642 of the Fixed Options and all of the Variable, Performance and other options were exercisable at a weighted average exercise price of $16.07. At December 30, 2000, 118 of the Fixed Options, 148 of the Variable Options and all of the other options were exercisable at a weighted average exercise price of $14.07. Only the 500 of other options and 29 of the fixed options were exercisable at January 1, 2000 at a weighted-average exercise price $11.89. The remaining weighted-average contractual life of the Fixed, Performance and Variable Options are four to seven years. The range of exercise prices for options exercisable at December 29, 2001 and December 30, 2000 were $10.00 to $16.82. The range of exercise prices for options exercisable at January 1, 2000 were $10.00 to $12.00.

The exercise price for each of the Company's option grants during the fiscal year ended 1999 equaled the fair market value of the underlying stock on the grant date as determined by the board of directors. The weighted-average fair value for the grants during fiscal 1999 was $2.05. During fiscal 2000, the Company granted options at an exercise price of $16.82, which equaled the then determined fair market value, and $20.00 and $25.00, which exceeded the then determined fair market value. The weighted-average fair value of options granted at $16.82 was $1.44. The options granted at $20.00 and $25.00 had no fair value on the grant date. During fiscal 2001, the Company granted 343 options at an exercise price of $21.00, the fair value at the date of the grant as determined by the board of directors. The fair value of the options granted at $21.00 was $13.53.

As permitted under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for its stock options using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25").

Under APB No. 25, compensation cost for stock options is measured as the excess, if any, of the market price of the Company's common stock at the measurement date over the exercise price. Accordingly, the Company has not recognized compensation expense on the issuance of its Fixed Options because the exercise price equaled the fair market value of the underlying stock on the grant date. The excess of the fair market value per share over the exercise price per share for the Performance Options and Variable Options was recorded as outstanding stock options included in additional paid-in capital. The Company recorded compensation expense related to the Performance Options and Variable Options of $11,735 (including the one-time charge discussed above), $729 and $1,082 in non-cash stock option compensation expense in the accompanying consolidated statements of operations for the fiscal years ended December 29, 2001, December 30, 2000 and January 1, 2000, respectively.

The following information is presented as if the Company elected to account for compensation cost related to the stock options using the fair value method as prescribed by SFAS No. 123:

	2001	2000	1999
Net income (loss):			
As reported	$ 11,442	$ 19,559	$ (25,326)
Pro-forma	7,496	19,674	(24,842)
Net income per basic share:			
As reported	$ 0.40	$ 0.69	$ (0.90)
Pro-forma	$ 0.26	$ 0.70	$ (0.88)
Net income per diluted share:			
As reported	$ 0.39	$ 0.68	$ (0.90)
Pro-forma	$ 0.26	$ 0.69	$ (0.88)

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

For the above information, the fair value of each option granted in fiscal 2001 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: (i) weighted average risk-free interest rate of 2.89%; (ii) weighted-average expected life of options of three years; (iii) expected dividend yield of zero and (iv) volatility of 60%.

For the above information, the fair value of each option granted in fiscal 2000 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: (i) risk-free interest rate of 4.47% and 4.57%; (ii) weighted-average expected life of options of two and three years and (iii) expected dividend yield of zero. As permitted by SFAS No. 123 for companies with non-public equity securities, the Company used the assumption of zero volatility in valuing these options.

For the above information, the fair value of each option granted in fiscal 1999 was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions: (i) risk-free interest rate of 5.19% and 5.27%; (ii) weighted-average expected life of options of two and three years and (iii) expected dividend yield of zero. As permitted by SFAS No. 123 for companies with non-public equity securities, the Company used the assumption of zero volatility in valuing these options.

23. Fair Value of Financial Instruments:
The carrying amount of cash and cash equivalents, receivables, bank overdrafts, accounts payable, borrowings secured by receivables and current portion of long-term debt approximates fair value because of the short maturity of those instruments. The carrying amount for variable rate long-term debt approximates fair value for similar issues available to the Company. The fair value of all fixed rate long-term debt was determined based on current market prices, which approximated $457,804 (carrying value of $450,737) and $163,473 (carrying value of $253,665) at December 29, 2001 and December 30, 2000, respectively.

24. Segment and Related Information:
The Company has the following operating segments: Advance, Retail and Wholesale. Advance has no operations but holds certain assets and liabilities. Retail consists of the retail operations of the Company, operating under the trade name "Advance Auto Parts" and "Discount Auto Parts" in the United States and "Western Auto" in Puerto Rico and the Virgin Islands. Wholesale consists of the wholesale operations, including distribution services to independent dealers and franchisees all operating under the "Western Auto" trade name.

The financial information for fiscal 2000 and 1999 has been restated to reflect the operating segments described above. Prior to January 1, 2000, management received and used financial information at the Advance Stores and consolidated Western levels. The Advance Stores segment consisted of the "Advance Auto Parts" retail locations and the Western segment consisted of the "Western Auto" retail locations and wholesale operations described above. The accounting policies of the reportable segments are the same as those of the Company.

The financial information for fiscal 2000 and 1999 has not been restated to reflect the change in accounting policy related to cooperative advertising funds. Had the new policy been applied in fiscal 2000 and 1999, gross profit and income before provision for income taxes and extraordinary item in the Retail segment would have been $829,475 and $39,393, respectively, in fiscal 2000 and $739,563 and a loss of $21,722, respectively, in fiscal 1999. The application of the new accounting policy to the Wholesale segment would not be material.

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

2001 (a)	Advance	Retail	Wholesale (b)	Eliminations	Totals
Net sales (c)	$ -	$ 2,419,746	$ 97,893	$ -	$ 2,517,639
Gross profit	-	1,052,881	14,046	-	1,066,927
Operating income (loss)	-	97,475	(8,362)	-	89,113
Net interest expense	(11,245)	(47,686)	(1,882)	-	(60,813)
(Loss) income before (benefit) provision for income taxes, extraordinary item and change in accounting method (d)	(11,245)	50,323	(10,577)	-	28,501
Extraordinary item, loss on debt extinguishment, net of $ 2,424 income taxes	-	(3,682)	-	-	(3,682)
Change in accounting method, net of $1,360 income taxes	-	(2,065)	-	-	(2,065)
Segment assets (d)	14,247	1,911,026	26,877	(1,535)	1,950,615
Depreciation and amortization	-	69,927	1,304	-	71,231
Capital expenditures	-	63,327	368	-	63,695
2000					
Net sales (c)	$ -	$ 2,167,308	$ 120,714	$ -	$ 2,288,022
Gross profit	-	881,012	14,883	-	895,895
Operating income	-	91,590	1,199	-	92,789
Net interest expense	(9,871)	(51,684)	(4,141)	-	(65,696)
(Loss) income before (benefit) provision for income taxes and extraordinary item (d)	(9,871)	39,626	(2,594)	-	27,161
Extraordinary item, gain on debt extinguishment, net of ($1,759) income taxes	-	2,933	-	-	2,933
Segment assets (d)	10,556	1,307,839	49,421	(11,456)	1,356,360
Depreciation and amortization	-	65,625	1,201	-	66,826
Capital expenditures	-	70,493	73	-	70,566
1999 (e)					
Net sales (c)	$ -	$ 2,017,425	$ 189,520	$ -	$ 2,206,945
Gross profit	-	791,985	10,847	-	802,832
Operating income (loss)	-	29,517	(9,282)	-	20,235
Net interest expense	(8,717)	(50,789)	(2,654)	-	(62,160)
Loss before benefit for income taxes (d)	(8,717)	(21,272)	(7,921)	-	(37,910)
Segment assets (d)	13,036	1,266,199	78,753	(9,359)	1,348,629
Depreciation and amortization	-	53,296	4,851	-	58,147
Capital expenditures	-	97,000	8,017	-	105,017

(a) Amounts include non-recurring expenses separately disclosed in the accompanying statement of operations.

(b) During fiscal 1999, certain assets, liabilities and the corresponding activity related to the Parts America store operations and a distribution center were transferred to the Retail segment through a dividend to Retail. Additionally, throughout fiscal 2000, the Company transferred certain assets to the Retail segment related to the Western Auto retail operations in Puerto Rico and the Virgin Islands.

(c) For fiscal years 2001, 2000, and 1999, total net sales include approximately $403,000, $356,000 and $245,000, respectively, related to revenues derived from commercial sales.

(d) Excludes investment in and equity in net earnings or losses of subsidiaries.

(e) Fiscal 1999 results of operations do not reflect the allocation of certain shared expenses to the Wholesale segment. During fiscal 2000, Management adopted a method for allocating shared expenses.

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

25. Quarterly Financial Data (unaudited):

The following table summarizes quarterly financial data for fiscal years 2001 and 2000:

2001	First	Second	Third	Fourth
Net sales	$ 729,359	$ 607,478	$ 598,793	$ 582,009
Gross profit	311,450	257,228	256,734	241,515
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	3,873	14,124	15,232	(16,040)
Net income (loss)	3,873	14,124	15,232	(21,787)
Basic income (loss) per share:				
Before extraordinary item and cumulative effect of a change in accounting principle	$ 0.14	$ 0.50	$ 0.54	$ (0.54)
Net income (loss)	0.14	0.50	0.54	(0.73)
Diluted income (loss) per share:				
Before extraordinary item and cumulative effect of a change in accounting principle	$ 0.14	$ 0.49	$ 0.53	$ (0.54)
Net income (loss)	0.14	0.49	0.53	(0.73)

The above fiscal 2001 quarterly information includes non-recurring gains and losses by quarter as follows:

	First	Second	Third	Fourth
Expenses associated with supply chain initiatives - gross profit	$ -	$ -	$ -	$ 9,099
Expenses associated with supply chain initiatives - selling, general and administrative expense	-	-	-	1,394
Impairment of assets held for sales	1,600	-	-	10,700
Expenses associated with merger-related restructuring	-	-	-	3,719
Expenses associated with merger and integration	-	-	-	1,135
Non-cash stock option compensation expense	1,109	233	1,520	8,873
Non-recurring gain from the settlement of a vendor contract	(8,300)	-	-	-

December 29, 2001, December 30, 2000 and January 1, 2000 (in thousands, except per share data and per store data)

2000	First	Second	Third	Fourth
Net sales	$ 677,582	$ 557,650	$ 552,138	$ 500,652
Gross profit	258,975	216,533	223,903	196,484
(Loss) income before extraordinary item	(956)	10,381	9,507	(2,306)
Net (loss) income	(956)	10,381	12,440	(2,306)
Basic (loss) income per share:				
Before extraordinary item	$(0.03)	$0.37	$0.34	$(0.08)
Net (loss) income	(0.03)	0.37	0.44	(0.08)
Diluted (loss) income per share:				
Before extraordinary item	$ (0.03)	$ 0.36	$ 0.33	$ (0.08)
Net (loss) income	(0.03)	0.36	0.44	(0.08)

The above fiscal 2000 quarterly information includes non-recurring gains and losses by quarter as follows:

	First	Second	Third	Fourth
Non-cash stock option compensation expense	$ 352	$ 249	$ (66)	$ 194
Impairment on assets held for sale	-	-	-	856
Non-recurring gain from the settlement of a vendor contract	-	-	-	(3,300)

Results of operations for the first three quarters of fiscal 2001 differ from the amounts previously reported in the Company's 2001 Form 10-Q Quarterly Reports due to a change in the Company's method of accounting for cooperative advertising funds received from vendors (Note 2). Results of operations as previously reported in the Company's 2001 Form 10-Q Quarterly Reports for the first three quarters of fiscal 2001 were as follows:

2001	First	Second	Third
Net sales	$ 729,359	$ 607,478	$ 598,793
Gross profit	295,939	244,341	244,063
Income before extraordinary item and cumulative effect of a change in accounting principle	4,951	16,453	15,505
Net income	4,951	16,453	15,505
Basic income per share:			
Before extraordinary item and cumulative effect of a change in accounting principle	$ 0.18	$ 0.58	$ 0.55
Net income	0.18	0.58	0.55
Diluted income per share:			
Before extraordinary item and cumulative effect of a change in accounting principle	$ 0.17	$ 0.58	$ 0.54
Net income	0.17	0.58	0.54

Results of operations for the fiscal year ended 2000 do not reflect the Company's change in accounting principle related to cooperative advertising funds. Fiscal 2000 results of operations on a pro forma basis for this change are as follows:

2000	First	Second	Third	Fourth
(Loss) income before extraordinary item	$ (3,714)	$ 10,766	$ 10,789	$ (1,450)
Net (loss) income	(3,714)	10,766	13,722	(1,450)
Basic (loss) income per share:				
Before extraordinary item	$ (0.13)	$ 0.38	$ 0.38	$ (0.05)
Net (loss) income	(0.13)	0.38	0.48	(0.05)
Diluted (loss) income per share:				
Before extraordinary item	$ (0.13)	$ 0.38	$ 0.38	$ (0.05)
Net (loss) income	(0.13)	0.38	0.48	(0.05)

Selected Financial Data

The following table sets forth our selected historical consolidated statement of operations, balance sheet and other operating data. The selected historical consolidated financial and other data at December 30, 2000 and December 29, 2001 and for the three years ended December 29, 2001 have been derived from our audited consolidated financial statements and the related notes included elsewhere in this report. The historical consolidated financial and other data at January 3, 1998, January 2, 1999 and January 1, 2000 and for the years ended January 3, 1998 and January 2, 1999 have been derived from our audited consolidated financial statements and the related notes that have not been included in this report. You should read this data along with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements and the related notes of Advance included elsewhere in this report.

Consolidated Statement of Operations Data for Fiscal Year(1):

(in thousands, except per share and selected store data)	1997	1998	1999	2000	2001
Net sales	$ 848,108	$ 1,220,759	$ 2,206,945	$ 2,288,022	$ 2,517,639
Cost of sales	524,586	766,198	1,404,113	1,392,127	1,441,613
Supply chain initiatives (2)	-	-	-	-	9,099
Gross profit	323,522	454,561	802,832	895,895	1,066,927
Selling, general and administrative expenses (3)	278,039	392,353	740,481	801,521	947,531
Expenses associated with supply chain initiatives (4)	-	-	-	-	1,394
Impairment of assets held for sale (5)	-	-	-	856	12,300
Expenses associated with the recapitalization (6)	-	14,277	-	-	-
Expenses associated with the merger related restructuring (7)	-	6,774	-	-	3,719
Expenses associated with merger and integration (8)	-	7,788	41,034	-	1,135
Expenses associated with private company (9)	3,056	845	-	-	-
Non-cash stock option compensation expense (10)	-	695	1,082	729	11,735
Operating income	42,427	31,829	20,235	92,789	89,113
Interest expense	6,086	35,038	62,792	66,640	61,895
Other income (expense), net	(321)	943	4,647	1,012	1,283
Income (loss) before income taxes, extraordinary items and cumulative effect of a change in accounting principle	36,020	(2,266)	(37,910)	27,161	28,501
Income tax expense (benefit)	14,733	(84)	(12,584)	10,535	11,312
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	21,287	(2,182)	(25,326)	16,626	17,189
Extraordinary item, gain (loss) on debt extinguishment, net of ($1,759) and $2,424 income taxes, respectively	-	-	-	2,933	(3,682)
Cumulative effect of a change in accounting principle, net of $1,360 income taxes	-	-	-	-	(2,065)
Net income (loss)	$ 21,287	$ (2,182)	$ (25,326)	$ 19,559	$ 11,442
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle per basic share	$ 0.87	$ (0.12)	$ (0.90)	$ 0.59	$ 0.60
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle per diluted share	$ 0.87	$ (0.12)	$ (0.90)	$ 0.58	$ 0.59
Net income (loss) per basic share	$ 0.87	$ (0.12)	$ (0.90)	$ 0.69	$ 0.40
Net income (loss) per diluted share	$ 0.87	$ (0.12)	$ (0.90)	$ 0.68	$ 0.39
Weighted average basic shares outstanding	24,288	18,606	28,269	28,296	28,637
Weighted average diluted shares outstanding	24,288	18,606	28,269	28,611	29,158

Consolidated Statement of Operations Data for Fiscal Year(1): *(continued)*

(in thousands, except per share and selected store data)	1997	1998	1999	2000	2001
Other Financial Data:					
EBITDA, as adjusted(11)	$ 68,361	$ 92,612	$ 121,899	$ 161,876	$ 199,710
Capital expenditures (12)	48,864	65,790	105,017	70,566	63,695
Cash flows provided by (used in):					
Operating activities	$ 42,478	$ 44,022	$ (20,976)	$ 103,951	$ 103,536
Investing activities	(48,607)	(230,672)	(113,824)	(64,940)	(451,008)
Financing activities	6,759	207,302	121,262	(43,579)	347,580
Selected Store Data:					
Comparable store sales growth (13)	5.7%	7.8%	10.3%	4.4%	6.2%
Net new stores (14)	165	753	50	112	755
Number of stores, end of period	814	1,567	1,617	1,729	2,484
Stores with commercial delivery program, end of period	421	532	1,094	1,210	1,370
Total commercial delivery sales, as a percentage of total sales	7.4%	8.8%	9.0%	13.4%	13.5%
Total retail store square footage, end of period (in thousands)	5,857	12,084	12,476	13,325	18,717
Average net retail sales per store (in thousands) (15)	$ 1,159	$ 1,270	$ 1,267	$ 1,295	$ 1,346
Average net retail sales per square foot (16)	$ 161	$ 172	$ 164	$ 168	$ 175
Balance Sheet Data:					
Cash and cash equivalents	$ 15,463	$ 36,115	$ 22,577	$ 18,009	$ 18,117
Net working capital	121,140	310,113	355,608	318,583	442,099
Total assets	461,257	1,265,355	1,348,629	1,356,360	1,950,615
Total net debt	95,633	485,476	627,467	582,539	972,368
Total stockholders' equity	143,548	159,091	133,954	156,271	288,571

(1) Our fiscal year consists of 52 or 53 weeks ending on the Saturday nearest to December 31. All fiscal years presented are 52 weeks except for 1997, which consisted of 53 weeks.

(2) Represents restocking and handling fees associated with the return of inventory as a result of our supply chain initiatives.

(3) Selling, general and administrative expenses exclude certain non-recurring charges discussed in notes (4), (5), (6), (7), (8), (9) and (10) below. The 1997 amount includes an unusual medical claim that exceeded our stop loss insurance coverage. The pre-tax amount of this claim, net of related increased insurance costs, was $882. We increased our stop loss coverage effective January 1, 1998 to a level that would provide insurance coverage for a medical claim of this magnitude.

(4) Represents costs of relocating certain equipment held at facilities closed as a result of our supply chain initiatives.

(5) Represents the devaluation of certain property held for sale, including the $1.6 million charge taken in the first quarter of 2001 and a $10.7 million charge taken in the fourth quarter of 2001.

(6) Represents expenses incurred in our 1998 recapitalization related primarily to non-recurring bonuses paid to certain employees and to fees for professional services.

(7) Represents expenses related primarily to lease costs associated with 31 of our stores closed in overlapping markets in connection with the Western merger and 27 closed as a result of the Discount acquisition.

(8) Represents certain expenses related to the Western merger and integration, conversion of the Parts America stores and the Discount acquisition.

(9) Reflects our estimate of expenses eliminated after the recapitalization that related primarily to compensation and other benefits of our chairman, who prior to our recapitalization was our principal stockholder.

(10) Represents non-cash compensation expenses related to stock options granted to certain of our employees, including a non-recurring charge of $8.6 million in the fourth quarter of 2001 related to variable provisions of our stock option plans that were in place when we were a private company, and that have since been eliminated.

Consolidated Statement of Operations Data for Fiscal Year(1): *(continued)*

(11) EBITDA, as adjusted, represents operating income plus depreciation and amortization, non-cash and other employee compensation expenses and certain non-recurring charges as scheduled below, included in operating income. EBITDA, as adjusted, is not intended to represent cash flow from operations as defined by GAAP, and should not be considered as a substitute for net income as an indicator of operating performance or as an alternative to cash flow (as measured by GAAP) as a measure of liquidity. We have included EBITDA, as adjusted, herein because our management believes this information is useful to investors, as such measure provides additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements. In addition, certain covenants in our indentures and credit facility are based upon an EBITDA calculation. Our method for calculating EBITDA, as adjusted, may differ from similarly titled measures reported by other companies. Our management believes certain recapitalization expenses, non-recurring charges, private company expenses, non-cash and other employee compensation expenses, and merger and integration expenses should be eliminated from the EBITDA calculation to evaluate our operating performance, and we have done so in our calculation of EBITDA, as adjusted.

The Following Table Reflects the Effect of These Items for Fiscal Year(1):

(in thousands, except per share and selected store data)	1997	1998	1999	2000	2001
Other Data:					
EBITDA(a)	$ 65,110	$ 61,793	$ 78,382	$ 159,615	$ 160,344
Supply chain initiatives (see note 2 above)	-	-	-	-	9,099
Expenses associated with supply chain initiatives (see note 4 above)	-	-	-	-	1,394
Impairment of assets held for sale (see note 5 above)	-	-	-	-	10,700
Recapitalization expenses (see note 6 above)	-	14,277	-	-	-
Merger related restructuring expenses (see note 7 above)	-	6,774	-	-	3,719
Merger and integration expenses (see note 8 above)	-	7,788	41,034	-	1,135
Private company expenses (see note 9 above)	3,056	845	-	-	-
Non-cash stock option compensation expense (see note 10 above)	-	695	1,082	729	11,735
Non-operating interest expense on postretirement benefits(b)	195	440	1,401	1,532	1,584
EBITDA, as adjusted(c)	$ 68,361	$ 92,612	$ 121,899	$ 161,876	$ 199,710

(a) The 1997 EBITDA amount excludes an unusual medical claim that exceeded our stop-loss insurance coverage. The pre-tax amount of this claim, net of related increased insurance costs, was $882. We increased our stop-loss coverage effective January 1, 1998 to a level that would provide insurance coverage for a medical claim of this magnitude.

(b) Represents the interest component of the net periodic postretirement benefit cost associated with our postretirement benefit plan.

(c) EBITDA, as adjusted, for 2000 includes a non-recurring net gain of $3.3 million, which represents a portion of a cash settlement received in connection with a lawsuit against a supplier. EBITDA, as adjusted, for 2001 includes a non-recurring net gain of $3.2 million, recorded in the first quarter of 2001, which represents a portion of the cash settlement received in connection with the lawsuit against a supplier, partially offset by nonrecurring closed store expenses and the $1.6 million write-down of an administrative facility taken in the first quarter of 2001.

(12) Capital expenditures for 2001 exclude $34.1 million for our November 2001 purchase of Discount's Gallman, Mississippi distribution facility from the lessor in connection with the Discount acquisition.

(13) Comparable store sales growth is calculated based on the change in net sales starting once a store has been opened for thirteen complete accounting periods (each period represents four weeks). Relocations are included in comparable store sales from the original date of opening. The Parts America stores acquired in the Western merger and subsequently converted to Advance Auto Parts stores are included in the comparable store sales calculation after thirteen complete accounting periods following their physical conversion. Additionally, the stores acquired in the Carport and Discount acquisitions will be included in the comparable store sales calculation following thirteen complete accounting periods following their system conversion to the Advance Auto Parts store system. Comparable store sales do not include sales from the Western Auto stores.

(14) Net new stores represent new stores opened and acquired, less stores closed.

(15) Average net retail sales per store is based on the average of beginning and ending number of stores for the respective period. The 1998 amounts were calculated giving effect to the Parts America retail net sales and number of stores for the period from November 1, 1998 through January 2, 1999. The 2001 amounts were calculated giving effect to the Discount retail net sales and number of stores for the period from December 2, 2001 through December 29, 2001.

(16) Average net retail sales per square foot is based on the average of beginning and ending total store square footage for the respective period. The 1998 amounts were calculated giving effect to the Parts America retail net sales and square footage for the period from November 1, 1998 through January 2, 1999. The 2001 amounts were calculated giving effect to the Discount retail net sales and number of stores for the period from December 2, 2001 through December 29, 2001.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read in conjunction with "Selected Financial Data," our consolidated historical financial statements and the notes to those statements that appear elsewhere in this report. Our fiscal year ends on the Saturday nearest December 31 of each year. Our first quarter consists of 16 weeks, and the other three quarters consist of 12 weeks. Our discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the "Risk Factors" and "Business" sections of our recently filed annual report on Form 10-K with the Securities and Exchange Commission.

General

We conduct all of our operations through our wholly owned subsidiary, Advance Stores Company, Incorporated and its subsidiaries, or Advance Stores. We were formed in 1929 and operated as a retailer of general merchandise until the 1980s. In the 1980s, we sharpened our marketing focus to target sales of automotive parts and accessories to "do-it-yourself," or DIY, customers and accelerated our growth strategy. From the 1980s through the present, we have grown significantly through new store openings, strong comparable store sales growth and strategic acquisitions. Additionally, in 1996, we began to aggressively expand our sales to "do-it-for-me," or DIFM, customers by implementing a commercial delivery program that supplies parts and accessories to third party professional installers and repair providers.

At December 29, 2001, we had 1,775 stores operating under the "Advance Auto Parts" trade name, in 37 states in the Northeastern, Southeastern and Midwestern regions of the United States and 669 stores operating under the "Discount Auto Parts" trade name in the Southeastern region of the United States. In addition, we had 40 stores operating under the "Western Auto" trade name primarily located in Puerto Rico and the Virgin Islands. We are the second largest specialty retailer of automotive parts, accessories and maintenance items to DIY customers in the United States, based on store count and sales. We currently are the largest specialty retailer of automotive products in the majority of the states in which we operate, based on store count.

Our combined operations are conducted in two operating segments, retail and wholesale. The retail segment consists of our retail operations operating under the trade names "Advance Auto Parts" and "Discount Auto Parts" in the United States and "Western Auto" in Puerto Rico, the Virgin Islands and one store in California. Our wholesale segment includes a wholesale distribution network which includes distribution services of automotive parts and accessories to approximately 470 independently owned dealer stores in 44 states operating under the "Western Auto" trade name. Our wholesale operations accounted for approximately 3.9% of our net sales for the year ended December 29, 2001. The discussion for all periods presented in this section has been restated to reflect our Western Auto store located in California in the retail segment.

Acquisitions and Recapitalization

Discount Acquisition. On November 28, 2001, we acquired Discount in a transaction in which Discount's shareholders received $7.50 per share in cash (or approximately $128.5 million in the aggregate) plus 0.2577 shares of our common stock for each share of Discount common stock. We issued approximately 4.3 million shares of our common stock to the former Discount shareholders, which represented 13.2% of our total shares outstanding immediately following the acquisition. The acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of operations for Discount for the periods from December 2, 2001 are included in the accompanying consolidated financial statements. The purchase price has been allocated to assets acquired and liabilities assumed based on their respective fair values. Negative goodwill of $75.7 million, resulting from total excess fair value over the purchase price, was allocated proportionately as a reduction to non-current assets, primarily property and equipment.

In connection with the Discount acquisition, we issued an additional $200 million face value of 10.25% senior subordinated notes and entered into a new senior credit facility that provides for (1) a $180 million tranche A term loan facility and a $305 million tranche B term loan facility and (2) a $160 million revolving credit facility (including a letter of credit sub-facility). Upon the closing of the Discount acquisition, we used $485 million of borrowings under the new senior credit facility and net proceeds of $185.6 million from the sale of the senior subordinated notes to, among other things, pay the cash portion of the acquisition consideration, repay all amounts outstanding under our then-existing credit facility, repay $204.7 million of outstanding indebtedness of Discount, including prepayment penalties, and purchase Discount's Gallman distribution facility from the lessor.

At November 28, 2001, Discount had 671 stores in six states, including the leading market position in Florida, with 437 stores. Including the acquired Discount stores, we had 2,484 stores at December 29, 2001. On a pro forma basis, our net sales and EBITDA, as adjusted, for 2001 would have been $3.1 billion and $261.9 million. We expect to achieve ongoing purchasing savings as a result of the acquisition. In addition, we expect to achieve significant savings from the optimization of our combined distribution network, including more efficient capacity utilization at Discount's Mississippi distribution center, as well as from the reduction of overlapping administrative functions. During 2002, we expect these savings to result in approximately $30 million of incremental EBITDA, excluding certain one-time integration expenses. We expect these one-time integration expenses to total approximately $53 million from the close of the acquisition through the end of 2003, approximately $41 million of which we expect to incur in 2002.

Carport Acquisition. On April 23, 2001, we completed our acquisition of the assets used in the operation of Carport Auto Parts, Inc. retail auto parts stores located throughout Alabama and Mississippi. Based upon store count, this made us the largest retailer of automotive parts in this market. Upon the closing of the acquisition, we decided to close 21 Carport stores not expected to meet long-term profitability objectives. The remaining 30 Carport locations were converted to the Advance Auto Parts store format within six weeks of the acquisition. The acquisition has been accounted for under the purchase method of accounting. Accordingly, the results of operations of Carport for the periods from April 23, 2001 are included in the accompanying consolidated financial statements. The purchase price of $21.5 million has been allocated to the assets acquired and the liabilities assumed, based on their fair values at the date of acquisition. This allocation resulted in the recognition of $3.7 million in goodwill.

Western Auto Acquisition. On November 2, 1998, we acquired Western

Auto Supply Company, or Western, from Sears. The purchase price included the payment of 11,474,606 shares of our common stock and $185.0 million in cash. Certain of our stockholders invested an additional $70.0 million in equity to fund a portion of the cash portion of the purchase price, the remainder of which was funded through additional borrowings under our prior credit facility, and cash on hand. The Western merger was accounted for under the purchase method of accounting. Accordingly, the results of operations of Western for the periods from November 2, 1998 are included in the accompanying consolidated financial statements. The purchase price has been allocated to assets acquired and liabilities assumed based on their respective fair values. Negative goodwill of $4.7 million, resulting from total excess fair value over the purchase price, was allocated proportionately as a reduction to non-current assets, primarily property and equipment.

We have achieved significant benefits from the combination with Western through improved purchasing efficiencies from vendors, consolidated advertising, distribution and corporate support efficiencies. The Western merger resulted in the addition of a net 545 Advance Auto Parts stores, 39 Western Auto stores and the wholesale distribution network.

Recapitalization. On April 15, 1998, we consummated a recapitalization in which Freeman Spogli & Co. and Ripplewood Partners, L.P. purchased approximately $80.5 million and $20.0 million of our common stock, respectively, representing approximately 64% and 16% of our outstanding common stock immediately following the recapitalization. In connection with the recapitalization, management purchased approximately $8.0 million, or approximately 6%, of our outstanding common stock. The purchase of common stock by management resulted in stockholder subscription receivables. The notes are full recourse and provide for annual interest payments, at the prime rate, with the entire principal amount due on April 15, 2003. In addition, on April 15, 1998, we entered into our prior credit facility and also issued $200 million of senior subordinated notes and approximately $112 million in face amount of senior discount debentures. In connection with these transactions, we extinguished a substantial portion of our existing notes payable and long-term debt. These transactions collectively represent the "recapitalization." We have accounted for the recapitalization for financial reporting purposes as the sale of common stock, the issuance of debt, the redemption of common and preferred stock and the repayment of notes payable and long-term debt. In connection with the Discount acquisition, we repaid all amounts outstanding under our prior credit facility and entered into our senior credit facility.

Non-recurring Charges

During the fourth quarter of 2001, we recorded the following non-recurring charges, net of tax: $0.7 million in integration expenses associated with the Discount acquisition; $2.2 million in lease termination expenses resulting from the planned closure of approximately 27 Advance Auto Parts stores that overlap with Discount stores; $5.2 million in stock option compensation charges described below; $6.3 million in supply chain initiatives described below; $6.5 million to reduce the book value of certain excess property currently held for sale described below; $2.1 million to implement an accounting change associated with the reclassification of cooperative income from selling, general and administrative expense to gross margin described below; and $3.7 million in charges related to the write-off of deferred debt issuance costs associated with refinancing our credit facility in connection with the Discount acquisition.

The $5.2 million, net of tax, in stock option compensation charges resulted from variable provisions of our employee stock option plans that were in place when we were a private company, and that we since have eliminated. Under the modified plan, option exercise prices are fixed and therefore will not result in future compensation expense. No additional common shares or options were issued as a result of these modifications.

The $6.3 million, net of tax, in expenses relating to supply change initiatives is related to our recent review of our supply chain and logistics operations, including our distribution costs and inventory stocking levels. As part of this review, we have identified a portion of our inventory and expect to identify additional inventory that we may offer in the future only in certain store locations or regions. The expenses related to this initiative are primarily related to restocking and inventory handling charges. We may generate significant cash proceeds as a result of this initiative by reducing our inventory investment while continuing to maintain high levels of customer service and in-stock positions.

The reduction of book value of certain properties of $6.5 million, net of tax, is related to the revaluation of certain excess properties currently held for sale. In addition, we have closed and may explore the future possibility of closing additional distribution facilities and may write-down the value of such facilities in connection with our supply chain initiative.

The expense of $2.1 million, net of tax, to implement an accounting change results from a change in our method of accounting for certain cooperative advertising funds received from vendors. Previously, we accounted for these funds as a reduction to advertising expense as the related advertising expenses were incurred. In order to better align the reporting of these payments with the sale of the associated product, we decided to recognize these payments as a reduction to the cost of inventory acquired from vendors, which results in a lower cost of sales for the products sold. We believe this is a preferable method of accounting. The change will result in a slightly more conservative recognition of income in future periods. This change in accounting principle has been applied in our 2001 financial statements as if the change occurred at the beginning of our 2001 fiscal year, and has been recognized as a cumulative effect of the change in accounting principle. This change results in lower cost of sales with corresponding increases in selling, general and administrative expenses.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting policies generally accepted in the United States. Our discussion and analysis of the financial condition and results of operations are based on these financial statements. The preparation of these financial statements requires the application of these accounting policies in addition to certain estimates and judgments by our management. Our estimates and judgments are based on currently available information, historical results and other assumptions we believe are reasonable. Actual results could differ from these estimates.

The following critical accounting policies are used in the preparation of the financial statements as discussed above.

Vendor Incentives

We receive incentives from vendors related to cooperative advertising allowances, volume rebates and other miscellaneous agreements. Many of the incentives are under long-term agreements (terms in excess of one year), while others are negotiated on an annual basis. Our vendors require us to use certain cooperative advertising allowances exclusively for advertising. These restricted cooperative advertising allowances are recognized as a reduction to selling, general and administrative expenses as advertising expenditures are incurred. Unrestricted cooperative advertising revenue, rebates and other miscellaneous incentives are earned based on purchases and/or the sale of the product. Amounts received or receivable from vendors that are not yet earned are reflected as deferred revenue in the consolidated balance sheets included elsewhere in this prospectus. We record unrestricted cooperative advertising and volume rebates earned as a reduction of inventory and recognize the incentives as a reduction to cost of sales as the inventory is sold. Short-term incentives are recognized as a reduction to cost of sales over the course of the annual agreement term and are not recorded as reductions to inventory.

We recognize other incentives earned related to long-term agreements as a reduction to cost of sales over the life of the agreement based on the timing of purchases. These incentives are not recorded as reductions to inventory. The amounts earned under long-term arrangements not recorded as a reduction of inventory are based on our estimate of total purchases that will be made over the life of the contracts and the amount of incentives that will be earned. The incentives are generally recognized based on the cumulative purchases as a percentage of total estimated purchases over the life of the contract. Our margins could be impacted positively or negatively if actual purchases or results differ from our estimates, but over the life of the contract would be the same.

During the fourth quarter of 2001, we changed our method of accounting for unrestricted cooperative advertising allowances. These incentives are now treated as a reduction to inventory and the corresponding cost of sales. Previously, we accounted for these incentives as a reduction to selling, general and administrative expenses to the extent advertising expense was incurred.

Inventory

Minimal inventory shrink reserves are recorded related to Advance Auto Parts stores as a result of our extensive and frequent cycle counting program. Our estimates related to these shrink reserves depend on the effectiveness of the cycle counting programs. We evaluate the effectiveness of these programs on an on-going basis.

Minimal reserves for potentially excess and obsolete inventories are recorded as well. The nature of our inventory is such that the risk of obsolescence is minimal. In addition, historically we have been able to return excess items to the vendor for credit. We provide reserves where less than full credit will be received for such returns and where we anticipate that items will be sold at retail prices that are less than recorded cost. Future changes by vendors in their policies or willingness to accept returns of excess inventory could require us to revise our estimates of required reserves for excess and obsolete inventory.

Warranties

We record accruals for future warranty claims related to warranty programs for batteries, tires, road-side assistance and Craftsman products. Our accruals are based on current sales of the warranted products and historical claim experience. If claims experience differs from historical levels, revisions in our estimates may be required.

Restructuring and Closed Store Liabilities

We recognize a provision for future obligations at the time a decision is made to close a store location. This provision includes future minimum lease payments, common area maintenance and taxes. Additionally, we make certain assumptions related to potential subleases and lease buyouts that reduce the recorded amount of the accrual. These assumptions are based on our knowledge of the market and the relevant experience. However, the inability to enter into the subleases or obtain buyouts within the estimated timeframe may result in increases or decreases to these reserves.

Contingencies

We accrue for obligations, including estimated legal costs, when it is probable and the amount is reasonably estimable. As facts concerning contingencies become known, we reassess our position both with respect to gain contingencies and accrued liabilities and other potential exposures. Estimates that are particularly sensitive to future change include tax, environmental and legal matters, which are subject to change as events evolve and as additional information becomes available during the administrative and litigation process.

Results of Operations

The following table sets forth certain of our operating data expressed as a percentage of net sales for the periods indicated.

	Fiscal Year		
	1999	2000	2001
Net sales	100.0%	100.0%	100.0%
Cost of sales (1)	63.6	60.8	57.2
Expenses associated with supply chain initiatives	-	-	0.4
Gross profit	36.4	39.2	42.4
Selling, general and administrative expenses (1) (2)	33.5	35.0	37.6
Expenses associated with supply chain initiatives	-	-	0.1
Impairment of assets held for sale	-	-	0.5
Expenses associated with merger related restructuring	-	-	0.1
Expenses associated with merger and integration	1.9	-	0.0
Non-cash stock option compensation expense	0.1	0.1	0.5
Operating income	0.9	4.1	3.5
Interest expense	2.8	2.9	2.5
Other income, net	0.2	0.0	0.1
Income tax (benefit) expense	(0.6)	0.5	0.4
Income (loss) before extraordinary item and cumulative effect of a change in accounting principle	(1.1)	0.7	0.7
Extraordinary item, gain (loss) on debt extinguishment, net of income taxes	-	0.1	(0.1)
Cumulative effect of a change in accounting principle, net of income taxes	-	-	(0.1)
Net income (loss)	(1.1)%	0.8%	0.5%

(1) Cost of sales and selling, general and administrative expenses presented for fiscal 2001 reflect the change in accounting principle related to cooperative advertising funds. This change resulted in lower cost of sales with corresponding increases in selling, general and administrative expenses.

(2) Selling, general and administrative expenses are adjusted for certain non-recurring and other items.

Quarterly Financial Results (unaudited)

(in thousands, except per share data)	16-Weeks Ended 4/22/2000	12-Weeks Ended 7/15/2000	12-Weeks Ended 10/7/2000	12-Weeks Ended 12/30/2000	16-Weeks Ended 4/21/2001(a)	12-Weeks Ended 7/14/2001(a)	12-Weeks Ended 10/6/2001(a)	12-Weeks Ended 12/29/2001(a)
Net sales	$ 677,582	$ 557,650	$ 552,138	$ 500,652	$ 729,359	$ 607,478	$ 598,793	$ 582,009
Gross profit	258,975	216,533	223,903	196,484	311,450	257,228	256,734	241,515
(Loss) income before extraordinary item and cumulative effect of a change in accounting principle	(956)	10,381	9,507	(2,306)	3,873	14,124	15,232	16,040)
Extraordinary item, gain (loss) on debt extinguishment, net of ($1,759) and $2,424 income taxes, respectively	-	-	2,933	-	-	-	-	(3,682)
Cumulative effect of a change in accounting principle, net of $1,360 income taxes	-	-	-	-	-	-	-	(2,065)
Net (loss) income	$ (956)	$ 10,381	$ 12,440	$ (2,306)	$ 3,873	$ 14,124	$ 15,232	$ (21,787)
Basic earnings (loss) per common share:								
Before extraordinary item and cumulative effect of a change in accounting principle	$ (0.03)	$ 0.37	$ 0.34	$ (0.08)	$ 0.14	$ 0.50	$ 0.54	$ (0.54)
Extraordinary item, gain on debt extinguishment, net of ($1,759) and $2,424 income taxes, respectively	-	-	0.10	-	-	-	-	(0.12)
Cumulative effect of a change in accounting principle, net of $1,360 income taxes	-	-	-	-	-	-	-	(0.07)
Net (loss) income	$ (0.03)	$ 0.37	$ 0.44	$ (0.08)	$ 0.14	$ 0.50	$ 0.54	$ (0.73)
Diluted earnings (loss) per common share:								
Before extraordinary item and cumulative effect of a change in accounting principle	$ (0.03)	$ 0.36	$ 0.33	$ (0.08)	$ 0.14	$ 0.49	$ 0.53	$ (0.54)
Extraordinary item, gain on debt extinguishment, net of ($1,759) and $2,424 income taxes, respectively	-	-	0.10	-	-	-	-	(0.12)
Cumulative effect of a change in accounting principle, net of $1,360 income taxes	-	-	-	-	-	-	-	(0.07)
Net (loss) income	$ (0.03)	$ 0.36	$ 0.44	$ (0.08)	$ 0.14	$ 0.49	$ 0.53	$ (0.73)

(a) Reflects the change in accounting principle related to the cooperative advertising funds.

Net Sales

Net sales consist primarily of comparable store sales, new store net sales, service net sales, net sales to the wholesale dealer network and finance charges on installment sales. Comparable store sales is calculated based on the change in net sales starting once a store has been open for 13 complete accounting periods (each period represents four weeks). Relocations are included in comparable store sales from the original date of opening. Each Parts America store that was acquired in the Western merger and subsequently converted to an Advance Auto Parts store has been included in the comparable store sales calculation after 13 complete accounting periods following the completion of its physical conversion to an Advance Auto Parts store. Additionally, the stores acquired in the Carport and Discount acquisitions will be included in the comparable store sales calculation following thirteen complete accounting periods following their system conversion to the Advance Auto Parts store system. We do not include net sales from the Western Auto retail stores in our comparable store sales calculation.

Cost of Sales

Our cost of sales includes merchandise costs and warehouse and distribution expenses as well as service labor costs of our Western Auto stores. Gross profit as a percentage of net sales may be affected by variations in our product mix, price changes in response to competitive factors and fluctuations in merchandise costs and vendor programs. We seek to avoid fluctuation in merchandise costs by entering into long-term purchasing agreements with vendors in exchange for pricing certainty.

Selling, General and Administrative Expenses

Selling, general and administrative expenses are comprised of store payroll, store occupancy (including rent), net advertising expenses, other store expenses and general and administrative expenses, including salaries and related benefits of corporate employees, administrative office expenses, data processing, professional expenses and other related expenses. We lease substantially all of our stores.

Fiscal 2001 Compared to Fiscal 2000

Net sales for 2001 were $2,517.6 million, an increase of $229.6 million, or 10.0%, over net sales for 2000. Net sales for the retail segment increased $252.4 million, or 11.6%. The net sales increase for the retail segment was due to an increase in comparable store sales of 6.2%, sales from the recently acquired Discount stores and contributions from new stores opened within the last year. The comparable store sales increase of 6.2% was a result of growth in both the DIY and DIFM market segments, as well as the continued maturation of new stores. Net sales for the wholesale segment decreased $22.8 million due to a decline in the number of dealer stores we serviced and lower average sales to each dealer.

During 2001, we opened 110 new stores (including the 30 net stores from the Carport acquisition in April 2001), relocated 18 stores and closed 24 stores. Additionally, we acquired 671 stores in the Discount acquisition in November 2001 and closed two of these stores in December 2001, bringing the total number of stores to 2,484. We have increased the number of our stores participating in our commercial delivery program to 1,370, primarily as a result of adding 167 Discount stores with existing commercial delivery programs. Additionally, as of December 29, 2001, we supplied approximately 470 independent dealers through the wholesale dealer network.

Gross profit for 2001, excluding non-recurring charges associated with our supply chain initiatives, was $1,076.0 million, or 42.7% of net sales, as compared to $895.9 million, or 39.2% of net sales, in 2000. The change in accounting principle accounted for approximately 220 basis points of the increase with the remaining increase attributable to positive shifts in product mix. The $8.3 million net gain recorded as a reduction to cost of sales during the first quarter of 2001 as a result of a vendor contract settlement was equally offset by higher cost of sales during the last three quarters of 2001 as a result of the new supplier contract. The gross profit for the retail segment, excluding non-recurring charges associated with our supply chain initiatives, was $1,062.0 million, or 43.9% of net sales, for 2001, as compared to $881.0 million, or 40.7% of net sales, in 2000. The increase in gross profit was primarily attributable to the change in accounting principle and positive shifts in product mix.

Selling, general and administrative expenses, before merger and integration expenses, non-recurring charges and non-cash stock option compensation expense increased to $947.5 million, or 37.6% of net sales for 2001, from $801.5 million, or 35.0% of net sales for 2000. The change in accounting principle accounted for approximately 220 basis points of the increase with the remaining increase attributable to increased investment in store staffing and retention initiatives, which were put in place in the third quarter of 2000, and higher insurance costs due to adverse changes in the insurance market.

EBITDA (operating income plus depreciation and amortization), as adjusted for merger and integration expenses, expenses associated with our supply chain initiatives, restructuring expenses, devaluation of assets held for sale and non-cash and other employee compensation, was $199.7 million in 2001 or 7.9% of net sales, as compared to $161.9 million, or 7.1% of net sales, in 2000. EBITDA is not intended to represent cash flow from operations as defined by GAAP, and should not be considered as a substitute for net income as an indicator of operating performance or as an alternative to cash flow (as measured by GAAP) as a measure of liquidity. Our method for calculating EBITDA may differ from similarly titled measures reported by other companies. We believe certain non-recurring charges, non-cash and other employee compensation, and merger and integration expenses, should be eliminated from the EBITDA calculation to evaluate our operating performance.

Interest expense for 2001 was $61.9 million, or 2.5% of net sales, as compared to $66.6 million, or 2.9% of net sales, in 2000. The decrease in interest expense was a result of lower average outstanding borrowings and a decrease in average interest rates over 2000.

Our effective income tax rate was 39.7% of pre-tax income for 2001, as compared to 38.8% for 2000. This increase is a result of an increase in the amount of permanent differences between book and tax reporting treatment on total income tax expense.

We recorded an extraordinary loss on the extinguishment of debt during the fourth quarter of 2001. This loss is the result of the write-off of $3.7 million, net of $2.4 million income taxes, or $0.13 loss per diluted share, of deferred debt issuance costs associated with refinancing our credit facility in connection with the Discount acquisition.

We also recorded a loss of $2.1 million, net of $1.4 million of income taxes, or $0.07 loss per diluted share, for the cumulative effect of a change in accounting principle during the fourth quarter of 2001. This change in accounting principle is a result of our change in accounting method related to certain cooperative advertising funds received from vendors. This change resulted in the reduction of the cost of inventory acquired from vendors and the resulting costs of sales.

After one-time expenses, we recorded net income of $11.4 million, or $0.39 per diluted share, for 2001, as compared to net income of $19.6 million, or $0.68 per diluted share, for 2000. We recorded certain one-time expenses in 2001, resulting in a net loss of $0.91 per diluted share. As a percentage of sales, net income for fiscal 2001 was 0.5% as compared to 0.8% for 2000.

Fiscal 2000 Compared to Fiscal 1999

Net sales for 2000 were $2,288.0 million, an increase of $81.1 million, or 3.7%, over net sales for 1999. Net sales for the retail segment increased $149.9 million, or 7.4%. The net sales increase for the retail segment was due to an increase in the comparable store sales of 4.4% and contributions from new stores opened within the last year. The comparable store sales increase of 4.4% was primarily a result of growth in both the DIY and DIFM market segments, as well as the continued maturation of new stores and the converted Parts America stores. Net sales for the wholesale segment decreased 36.3% or $68.8 million due to a decline in the number of dealer stores serviced and lower average sales to each dealer.

During 2000, we opened 140 new stores, relocated 10 stores and closed 28 stores, bringing the total retail segment stores to 1,729. At year end, we had 1,210 stores participating in our commercial delivery program, a result of adding 116 net stores to the program during 2000. Additionally, at December 30, 2000, we supplied approximately 590 independent dealers through the wholesale dealer network and our one store in California.

Gross profit for 2000 was $895.9 million, or 39.2% of net sales, as compared to $802.8 million, or 36.4% of net sales, in 1999. The gross profit percentage increased 180 basis points due to the realization of certain purchasing synergies, fewer product liquidations and a decline in net sales of the lower margin wholesale segment. Additionally, lower inventory shrinkage accounted for approximately 60 basis points and lower logistics costs accounted for approximately 30 basis points of the increased gross profit margin. The higher shrinkage and logistics costs in 1999 were related to merchandise conversions and product liquidations resulting from the Western merger. The gross profit for the retail segment was $881.0 million, or 40.7% of net sales, for 2000, as compared to $792.0 million, or 39.3% of net sales, for 1999. During the fourth quarter of 2000, we recorded a gain as a reduction to cost of sales of $3.3 million related to a lawsuit against a supplier. The gain represents actual damages incurred under an interim supply agreement with the supplier, which provided for higher merchandise costs. Subsequent to December 30, 2000, we agreed to a cash settlement of $16.6 million from the supplier. The remainder of the cash settlement over the originally recorded gain, reduced by higher product costs incurred under the interim supply agreement and fees and expenses related to the settlement of the matter, was recognized as an $8.3 million reduction to cost of sales during the first quarter of 2001.

Selling, general and administrative expenses, before impairment of assets held for sale, integration expenses and non-cash stock option compensation, increased to $801.5 million, or 35.0% of net sales, for 2000, from $740.5 million, or 33.5% of net sales, for fiscal 1999. The increase in selling, general and administrative expenses primarily is attributable to the continued sales decline in the wholesale segment, which carries lower selling, general and administrative expenses as a percentage of sales as compared to the retail segment. Additionally, we incurred higher than expected medical claims as well as higher payroll, insurance and depreciation expense, partially offset by a decrease in net advertising costs, as a percentage of sales, as compared to 1999. We made certain investments in personnel and labor, which we believe are critical to our long-term success. The increase in depreciation expense is primarily related to the change in an accounting estimate to reduce the depreciable lives of certain property and equipment on a prospective basis.

EBITDA (operating income plus depreciation and amortization), as adjusted for non-cash and other employee compensation and integration expenses, was $161.9 million in 2000, or 7.1% of net sales, as compared to $121.9 million, or 5.5% of net sales, in fiscal 1999. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be considered as a substitute for net income as an indicator of operating performance or as an alternative to cash flow (as measured by GAAP) as a measure of liquidity. Our method for calculating EBITDA may differ from similarly titled measures reported by other companies. We believe certain non-recurring charges, non-cash and other employee compensation, and merger and integration expenses, should be eliminated from the EBITDA calculation to evaluate our operating performance.

Interest expense for 2000 was $66.6 million, or 2.9% of net sales, as compared to $62.8 million, or 2.8% of net sales, for 1999. The increase in interest expense was a result of an increase in interest rates over 1999, offset by a decrease in net outstanding borrowings. During 2000, we repurchased $30.6 million of senior subordinated notes on the open market for $25.0 million.

Our effective income tax rate was 38.8% of pre-tax income for 2000, as compared to 33.2% of pre-tax loss for 1999. This increase is due to our pre-tax income in 2000 and pre-tax loss in 1999 and the resulting effect of permanent differences between book and tax reporting treatment on total income tax expense (benefit). Due to uncertainties related to the realization of deferred tax assets for certain net operating loss carryforwards, we recognized additional valuation allowances of $0.9 million during 2000.

We recorded net income of $19.6 million, or $0.68 per diluted share, for 2000, as compared to a net loss of $25.3 million, or $0.90 per diluted share, for 1999. In addition to the items previously discussed, we also recorded an extraordinary gain related to the early extinguishment of debt of $2.9 million, or $0.10 per diluted share, net of $1.8 million provided for income taxes and $0.9 million for the write-off of associated deferred debt issuance costs. As a percentage of sales, net income for 2000 was 0.8%, as compared to a net loss of 1.1% for 1999.

Liquidity and Capital Resources

At December 29, 2001, we had outstanding indebtedness consisting of $95.4 million of senior discount debentures, $355.4 million of senior subordinated notes, borrowings of $495.0 million under our senior credit facility, and $10.0 million of indebtedness under the McDuffie County Development Authority Taxable Industrial Bonds.

In connection with the Discount acquisition, we entered into the senior credit facility and issued $200.0 million in face amount of our senior subordinated notes. Upon consummation of the Discount acquisition, we used $485 million of borrowings under the new senior credit facility and net proceeds of $185.6 million from the sale of the senior subordinated notes to (1) fund the cash portion of the consideration paid to the Discount shareholders and in-the-money option holders, (2) repay $204.7 million in borrowings under Discount's credit facility (including repayment premiums of $5.8 million), (3) purchase Discount's Gallman distribution facility from the lessor for $34.1 million, (4) repay $270.3 million of borrowings under our prior credit facility, and (5) pay approximately $30 million in related transaction fees and expenses. At February 28, 2002, we had approximately $17.4 million in letters of credit outstanding and had no borrowings under the revolving credit facility, resulting in available borrowings of $142.6 million under the revolving credit facility.

In 2001, net cash provided by operating activities was $103.5 million. This amount consisted of $11.4 million in net income, depreciation and amortization of $71.2 million, amortization of deferred debt issuance costs and bond discount of $14.6 million, impairment of assets held for sale of $12.3 million, amortization of stock option compensation of $11.7 million and an increase of $17.7 million of net working capital and other operating activities. Net cash used for investing activities was $451.0 million and was comprised primarily of capital expenditures of $63.7 million and cash consideration of $390.0 million in the Discount and Carport mergers. Net cash provided by financing activities was $347.6 million and was comprised primarily of net borrowings and issuance of equity.

In 2000, net cash provided by operating activities was $104.0 million. This amount consisted of $19.6 million in net income, depreciation and amortization of $66.8 million, amortization of deferred debt issuance costs and bond discount of $13.1 million and a decrease of $4.5 million in net working capital and other operating activities. Net cash used for investing activities was $65.0 million and was comprised primarily of capital expenditures. Net cash used in financing activities was $43.6 million and was comprised primarily of net repayments of long-term debts.

In 1999, net cash used in operating activities was $21.0 million. This amount consisted of a $25.3 million net loss, offset by depreciation and amortization of $58.1 million, amortization of deferred debt issuance costs and bond discount of $12.2 million, and an increase of $66.0 million in net working capital and other operating activities. Net cash used for investing activities was $113.8 million and was comprised primarily of capital expenditures of $105.0 million and cash consideration of $13.0 million in the Western merger. Net cash provided by financing activities was $121.3 million and was comprised primarily of net borrowings.

Our primary capital requirements have been the funding of our continued store expansion program, store relocations and remodels, inventory requirements, the construction and upgrading of distribution centers, the development and implementation of proprietary information systems, the Discount acquisition, the Western merger and the Carport acquisition. We have financed our growth through a combination of internally generated funds, borrowings under the credit facility and issuances of equity.

Our new stores, if leased, require capital expenditures of approximately $120,000 per store and an inventory investment of approximately $150,000 per store, net of vendor payables. A portion of the inventory investment is held at a distribution facility. Pre-opening expenses, consisting primarily of store set-up costs and training of new store employees, average approximately $25,000 per store and are expensed when incurred.

Our future capital requirements will depend on the number of new stores we open and the timing of those openings within a given year. We opened 140 new stores during 2000 and 80 new stores during 2001 (excluding stores acquired in the Carport and Discount acquisitions). In addition, we anticipate adding approximately 100 to 125 new stores through new store openings and selective acquisitions during 2002. Our capital expenditures were approximately $63.7 million in 2001 (excluding the Carport and Discount acquisitions). These amounts related to the new store openings, the upgrade of our information systems (including our new point-of-sale and electronic parts catalog system) and remodels and relocations of existing stores. In 2002, we anticipate that our capital expenditures will be approximately $105 million, of which approximately $34 million will involve conversion and other integration related capital expenditures associated with the Discount acquisition.

Historically, we have negotiated extended payment terms from suppliers that help finance inventory growth, and we believe that we will be able to continue financing much of our inventory growth through such extended payment terms. We anticipate that inventory levels will continue to increase primarily as a result of new store openings.

As part of normal operations, we continually monitor store performance, which results in our closing certain store locations that do not meet profitability objectives. In 2001, we closed three stores as part of 2000 restructuring activities and decided to close or relocate 39 additional stores that did not meet profitability objectives, 27 of which were closed or relocated at December 29, 2001. In addition, as part of our ongoing review of our store performance and our focus on increasing the productivity of our entire store base, we anticipate closing approximately 25 additional Advance Auto Parts stores in 2002. As a result of the Carport acquisition, we closed 21 acquired stores not expected to meet profitability objectives. As part of our integration of Discount, we expect to close 108 and 27 Discount and Advance stores, respectively, that are in overlapping markets, as well as Discount stores that do not meet profitability objectives. In addition, we made the decision to close a duplicative distribution facility located in Jeffersonville, Ohio.

The Western merger, Carport acquisition and Discount acquisition also resulted in restructuring reserves recorded in purchase accounting for the closure of certain stores, severance and relocation costs and other facility exit costs. In addition, we assumed certain restructuring and deferred compensation liabilities previously recorded by Western and Discount. At December 29, 2001, these reserves had a remaining balance of $23.6 million. At December 29, 2001, the total liability for the assumed restructuring and deferred compensation plans was $2.1 million and $4.3 million, respectively, of which $1.2 million and $2.3 million, respectively, is recorded as a current liability. The classification for deferred compensation is determined by payment terms elected by plan participants, primarily former Western employees, which can be changed upon 12 months' notice.

We expect that funds provided from operations and available borrowings of approximately $142.6 million under our revolving credit facility at February 28, 2002, will provide sufficient funds to operate our business, make expected capital expenditures of approximately $105 million in 2002, finance our restructuring activities, redeem our industrial revenue bonds in November 2002 in an aggregate principal amount of $10 million and fund future debt service on our senior subordinated notes, our senior discount debentures and our senior credit facility over the next 12 months.

Long Term Debt

Senior Credit Facility. In connection with the Discount acquisition, we entered into a new senior credit facility consisting of (1) a $180 million tranche A term loan facility due 2006 and a $305 million tranche B term loan facility due 2007 and (2) a $160 million revolving credit facility (including a letter of credit subfacility). The senior credit facility is jointly and severally guaranteed by all of our domestic subsidiaries (including Discount and its subsidiaries) and is secured by substantially all of our assets and the assets of our existing and future domestic subsidiaries (including Discount and its subsidiaries).

The tranche A term loan facility matures on November 30, 2006 and provides for amortization of $11.0 million at the end of the first year, semi-annual amortization aggregating $27.4 million in year two, $43.6 million in year three and $49.0 million in each of years four and five. The tranche B term loan facility matures on November 30, 2007 and amortizes in semi-annual installments of $2.5 million for five years commencing on November 30, 2002, with a final payment of $280.0 million due in year six. The revolving credit facility matures on November 30, 2006. The interest rate on the tranche A term loan facility and the revolving credit facility is based, at our option, on either an adjusted LIBOR rate, plus a margin, or an alternate base rate, plus a margin. From July 14, 2002, the interest rates under the tranche A term loan facility and the revolving credit facility will be subject to adjustment according to a pricing grid based upon our leverage ratio (as defined in the senior credit facility). The initial margins are 3.50% and 2.50% for the adjusted LIBOR rate and alternate base rate borrowings, respectively, and can step down incrementally to 2.25% and 1.25%, respectively, if our leverage ratio is less than 2.00 to 1.00. The interest rate on the tranche B term loan facility is based, at our option, on either an adjusted LIBOR rate with a floor of 3.00% plus 4.00% per annum or an alternate base rate plus 3.00% per annum. A commitment fee of 0.50% per annum will be charged on the unused portion of the revolving credit facility, payable quarterly in arrears.

Borrowings under the senior credit facility are required to be prepaid, subject to certain exceptions, in certain circumstances.

The senior credit facility contains covenants restricting our ability and the ability of our subsidiaries to, among others things, (i) pay cash dividends on any class of capital stock or make any payment to purchase, redeem, retire, acquire, cancel or terminate capital stock, (ii) prepay, redeem, retire, acquire, cancel or terminate debt, (iii) incur liens or engage in sale-leaseback transactions, (iv) make loans, investments, advances or guarantees, (v) incur additional debt (including hedging arrangements), (vi) make capital expenditures, (vii) engage in mergers, acquisitions and asset sales, (viii) engage in transactions with affiliates, (ix) enter into any agreement which restricts the ability to create liens on property or assets or the ability of subsidiaries to pay dividends or make payments on advances or loans to subsidiaries, (x) change the nature of the business conducted by us and our subsidiaries, (xi) change our passive holding company status and (xii) amend existing debt agreements or our certificate of incorporation, by-laws or other organizational documents. We are also required to comply with financial covenants in the credit facility with respect to (a) limits on annual aggregate capital expenditures, (b) a maximum leverage ratio, (c) a minimum interest coverage ratio and (d) a ratio of current assets to funded senior debt. We were in compliance with the above covenants under the senior credit facility at December 29, 2001.

Senior Subordinated Notes. On October 31, 2001, in connection with the Discount acquisition, we sold an additional $200.0 million in senior subordinated notes at an issue price of 92.802%, yielding gross proceeds of approximately $185.6 million, the accreted value of which was $185.9 million at December 29, 2001. These senior subordinated notes were an addition to the $200.0 million face amount of existing senior subordinated notes that we issued in connection with the recapitalization in April 1998, of which $169.5 million was outstanding at December 29, 2001. All of the notes mature on April 15, 2008 and bear interest at 10.25%, payable semi-annually on April 15 and October 15. The notes are fully and unconditionally guaranteed on an unsecured senior subordinated basis by each of our existing and future restricted subsidiaries that guarantees any indebtedness of us or any restricted subsidiary. The notes are redeemable at our option, in whole or in part, at any time on or after April 15, 2003, in cash at certain redemption prices plus accrued and unpaid interest and liquidating damages, if any, at the redemption date. The indentures governing the notes also contain certain covenants that limit, among other things, our and our subsidiaries' ability to incur additional indebtedness and issue preferred stock, pay dividends or make certain other distributions, make certain investments, repurchase stock and certain indebtedness, create or incur liens, engage in transactions with affiliates, enter into new businesses, sell stock of restricted subsidiaries, redeem subordinated debt, sell assets, enter into any agreements that restrict dividends from restricted subsidiaries and enter into certain mergers or consolidations.

Senior Discount Debentures and Industrial Revenue Bonds. In April 1998, in connection with the recapitalization, we issued $112.0 million in face amount of senior discount debentures ("the debentures"). The debentures accrete at a rate of 12.875%, compounded semi-annually, to an aggregate principal amount of $112.0 million by April 15, 2003. At December 29, 2001, $95.4 million principal amount was outstanding. Commencing April 15, 2003, cash interest on the debentures will accrue and be payable semi-annually at a rate of 12.875% per annum. The indenture governing the debentures contains certain covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to incur indebtedness and issue preferred stock, repurchase stock and certain indebtedness, engage in transactions with affiliates, create or incur certain liens, pay dividends or certain other distributions, make certain investments, enter into new businesses, sell stock of restricted subsidiaries, sell assets and engage in certain mergers and consolidations.

Our obligations relating to the industrial revenue bonds include an interest factor at a variable rate and will require no principal payments until maturity in November 2002.

Seasonality

Our business is somewhat seasonal in nature, with the highest sales occurring in the spring and summer months. In addition, our business can be affected by weather conditions. While unusually heavy precipitation tends to soften sales as elective maintenance is deferred during such periods, extremely hot or cold weather tends to enhance sales by causing automotive parts to fail.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires companies to recognize all derivatives as either assets or liabilities in their statements of financial position and measure those instruments at fair value. In September 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000, the FASB issued SFAS No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities--an Amendment of SFAS No. 133," which amended the accounting and reporting standards for certain risks related to normal purchases and sales, interest and foreign currency transactions addressed by SFAS No. 133. We adopted SFAS No. 133 on December 31, 2000 with no material impact on our financial position or results of operations.

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing Financial Assets and Extinguishment of Liabilities". This statement replaces SFAS No. 125, but carries over most of the provisions of SFAS No. 125 without reconsideration. We implemented SFAS No. 140 during the first quarter of 2001. The implementation had no impact on our financial position or results of operations.

In June 2001, the FASB issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets,". SFAS No. 141 addresses accounting and reporting for all business combinations and requires the use of the purchase method for business combinations. SFAS No. 141 also requires recognition of intangible assets apart from goodwill if they meet certain criteria. SFAS No. 142 establishes accounting and reporting standards for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and intangibles with indefinite useful lives are no longer amortized but are instead subject to at least an annual assessment for impairment by applying a fair-value based test. SFAS No. 141 applies to all business combinations initiated after June 30, 2001. SFAS No. 142 is effective for our existing goodwill and intangible assets beginning on December 30, 2001. SFAS No. 142 is effective immediately for goodwill and intangibles acquired after June 30, 2001. For 2001, we had amortization expense of approximately $444 related to existing goodwill of $3,251 at December 29, 2001. Such amortization will be eliminated upon adoption of SFAS No. 142. Although we are currently evaluating the impact of other provisions of SFAS Nos. 141 and 142, we do not expect that the adoption of these statements will have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 establishes accounting standards for recognition and measurement of an asset retirement obligation and an associated asset retirement cost and is effective for 2003. We do not expect SFAS No. 143 to have a material impact on our financial position or results of operations.

In August 2001, the FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement replaces both SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS 144 retains the basic provisions from both SFAS 121 and APB 30 but includes changes to improve financial reporting and comparability among entities. We will adopt the provisions of SFAS 144 during the first quarter of 2002. We do not expect the adoption of SFAS No. 144 to have a material impact on our financial position or results of operations.

Quantitative and Qualitative Disclosures about Market Risks

We currently utilize no material derivative financial instruments that expose us to significant market risk. We are exposed to cash flow and fair value risk due to changes in interest rates with respect to our long-term debt. While we cannot predict the impact interest rate movements will have on our debt, exposure to rate changes is managed through the use of fixed and variable rate debt. Our future exposure to interest rate risk decreased during 2001 due to decreased interest rates and reduced variable rate debt.

Our fixed rate debt consists primarily of outstanding balances on our senior discount debentures and senior subordinated notes. Our variable rate debt relates to borrowings under the senior credit facility and the industrial revenue bonds. Our variable rate debt is primarily vulnerable to movements in the LIBOR, Prime, Federal Funds and Base CD rates.

The table below presents principal cash flows and related weighted average interest rates on long-term debt we had outstanding at December 29, 2001, by expected maturity dates. Expected maturity dates approximate contract terms. Fair values included herein have been determined based on quoted market prices. Weighted average variable rates are based on implied forward rates in the yield curve at December 29, 2001. Implied forward rates should not be considered a predictor of actual future interest rates.

(dollars in thousands)	Fiscal 2002	Fiscal 2003	Fiscal 2004	Fiscal 2005	Fiscal 2006	Thereafter	Total	Fair Market Value
Long-term debt								
Fixed rate	-	-	-	-	-	$ 481,450	$ 481,450	$ 457,804
Weighted average interest rate	-	-	-	-	-	10.9%	10.9%	
Variable rate	$ 23,715	$ 32,385	$ 48,578	$ 53,975	$ 63,975	$ 282,372	$ 505,000	$ 505,000
Weighted average interest rate	5.9%	7.9%	9.1%	9.5%	9.9%	10.3%	8.6%	

BOARD OF DIRECTORS:

Nicholas F. Taubman
Chairman of the Board,
Retired Chief Executive Officer,
Advance Auto Parts, Inc.

Garnett E. Smith
Vice Chairman of the Board,
Retired Chief Executive Officer,
Advance Auto Parts, Inc.

Lawrence P. Castellani
Chief Executive Officer,
Advance Auto Parts, Inc.

Timothy C. Collins
Senior Managing Director and Chief Executive Officer, Ripplewood Holdings L.L.C.

Mark J. Doran
Principal, Freeman Spogli & Co.

Peter J. Fontaine
Former Chief Executive Officer and
Chairman of the Board, Discount Auto Parts, Inc.

Paul J. Liska
Executive Vice President and
Chief Financial Officer,
Sears, Roebuck and Co.

Stephen M. Peck
General Partner, Wilderness Partners, L.P.
and The Torrey Funds, L.L.C.

Glenn Richter
Senior Vice President of Finance,
Sears, Roebuck and Co.

John M. Roth
Principal, Freeman, Spogli & Co.

William L. Salter
Retired President of the Specialty Retail
Division, Sears, Roebuck and Co.

Ronald P. Spogli
Co-Founder and Principal,
Freeman Spogli & Co.

Audit Committee:
Messrs. Doran, Fontaine, Peck and Richter.

Compensation Committee:
Messrs. Roth, Salter and Smith.

EXECUTIVE COMMITTEE:

Lawrence P. Castellani
Chief Executive Officer

Jimmie L. Wade
President and Chief Financial Officer

David R. Reid
Executive Vice President and
Chief Operating Officer

Paul W. Klasing
Executive Vice President, Merchandising
and Marketing

Robert E. Hedrick
Senior Vice President, Human Resources

SENIOR VICE PRESIDENTS:

Michael N. Coppola
Senior Vice President, Merchandising

Jeffrey T. Gray
Senior Vice President, Controller,
Assistant Secretary

Conley P. Kyle
Senior Vice President, Store Operations –
Midwest

Donald L. Lockard, Jr.
Senior Vice President, Store Operations –
West

Eric M. Margolin
Senior Vice President, General Counsel
and Secretary

Geoffrey R. McCarty
Senior Vice President, Advertising

Kurt R. Schumacher
Senior Vice President, Store Operations –
Florida

S. Lynn Stevens
Senior Vice President and
Chief Information Officer

Joe H. Vaughn, Jr.
Senior Vice President, Operations Support

Anthony R. Weatherly
Senior Vice President, Store Operations -
South

Kenneth A. Wirth, Jr.
Senior Vice President, Store Operations -
Northeast

Stockholder Information:

Corporate Offices:
5673 Airport Road
Roanoke, Virginia 24012
540-362-4911

Internet Site: http://www.advanceautoparts.com

Annual Meeting:
May 23, 2002, 10:00 am
Wyndham Roanoke Hotel
2801 Hershberger Road NW
Roanoke, Virginia 24017

Registrar and Transfer Agent:
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606

1-800-756-3353

TDD for Hearing Impaired: 1-800-231-5469
Foreign Stockholders: 201-329-8660
TDD Foreign Stockholders: 201-329-8354

Common Stock:
Ticker Symbol: AAP
Listing: New York Stock Exchange

Independent Accountants:
See the accompanying proxy statement regarding our recent change in independent accountants.

SEC Form 10-K:
Stockholders may obtain free of charge a copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission by writing to the Corporate Secretary, P.O. Box 2710, Roanoke, Virginia 24001

Or accessing the Company's website
www.advanceautoparts.com

Stock Price Information :
The table below sets forth, for the fiscal periods indicated, the high and low sale prices per share for our common stock, as reported by the New York Stock Exchange or NYSE. Our common stock has been listed on the NYSE since November 29, 2001, the closing date of the Discount acquisition. Prior to that date, there was no public market for our common stock.

	High	Low
Fiscal Year Ended December 29, 2001		
Fourth Quarter from November 29	$47.65	$39.70
Fiscal Year Ending December 28, 2002		
First Quarter (through March 20)	$49.75	$40.90

The closing sale price of our common stock on March 20, 2002 was $44.56. At March 20, 2002, there were 410 holders of record of our common stock.



Dividend Policy:
We have not declared or paid cash dividends on our common stock in the last two years. We anticipate that we will retain all of our earnings in the foreseeable future to finance the expansion of our business and, therefore, do not anticipate paying any dividends on our common stock. In addition, the terms of our senior credit facility and the indentures governing our senior subordinated notes and senior discount debentures currently prohibit us from declaring or paying any dividends or other distributions on any shares of our capital stock. Any payments of dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, earnings, capital requirements contractual restrictions contained in our senior credit facility and notes indentures, or other agreements, the general Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits, and other factors deemed relevant by our Board of Directors.

Advance Auto Parts
the best part is our people

Advance Auto Parts™

the best part is our people